2001 ANNUAL REPORT

Tredegar®
CORPORATION



PLAYING TO OUR STRENGTHS

WHO WE ARE

Based in Richmond, Virginia, Tredegar Corporation is a manufacturer of plastic films and aluminum extrusions. We also operate a biotech division that is developing a variety of healthcare-related technologies.

CONTENTS

ANNUAL MEETING
The annual meeting of shareholders of Tredegar Corporation will be held on April 25, 2002, beginning at 9:30 AM EDT at the University of Richmond's Jepson Alumni Center in Richmond, Virginia. Formal notices of the annual meeting, proxies and proxy statements will be mailed to shareholders on or before March 31.

CORPORATE HEADQUARTERS
1100 Boulders Parkway
Richmond, Virginia 23225
PHONE 804-330-1000
WEB SITE www.tredegar.com

NUMBER OF EMPLOYEES
Approximately 3,200

COUNSEL
Hunton & Williams
Richmond, Virginia

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
Richmond, Virginia

STOCK LISTING
New York Stock Exchange
Ticker Symbol: TG

TRANSFER AGENT AND REGISTRAR
American Stock Transfer
& Trust Company
New York, New York

INQUIRIES
Inquiries concerning stock transfers, dividends, dividend reinvestment, consolidating accounts, changes of address, or lost or stolen stock certificates should be directed to:

American Stock Transfer
& Trust Company
Shareholder Services Department
59 Maiden Lane
New York, New York 10038
PHONE 800-937-5449
WEB SITE www.amstock.com

All other inquiries should be directed to:

Tredegar Corporation
Investor Relations Department
1100 Boulders Parkway
Richmond, Virginia 23225
PHONE 800-411-7441
E-MAIL invest@tredegar.com
WEB SITE www.tredegar.com

DIVIDEND INFORMATION
The quarterly dividend is $.04 per share, or $.16 per share on an annual basis. All decisions with respect to payment of dividends will be made by the Board of Directors based upon Tredegar's earnings, financial condition, anticipated cash needs and such other considerations as the Board deems relevant.

MARKET PRICES OF COMMON STOCK AND SHAREHOLDER DATA
The following table shows the reported high and low closing prices of Tredegar's common stock by quarter for the past two years.

	2001		2000	
	High	**Low**	High	Low
First Quarter	**$19.50**	**$15.30**	$32.00	$18.13
Second Quarter	**20.90**	**16.20**	27.94	19.00
Third Quarter	**21.70**	**16.05**	23.19	17.31
Fourth Quarter	**19.52**	**15.55**	19.06	15.00

Tredegar has no preferred stock outstanding.

There were 38,142,404 shares of common stock held by 5,009 shareholders of record on December 31, 2001.

FINANCIAL SUMMARY

Years Ended December 31	**2001**	2000
(In thousands, except per-share amounts)		
Net Income		
Manufacturing operations	**$ 47,425**	$ 51,186
Tredegar Biotech	**(14,129)**	(8,712)
Tredegar Investments	**(16,627)**	83,763
Unusual items	**(8,313)**	(14,861)
Discontinued operations	**1,396**	–
Net income	**$ 9,752**	$ 111,376
Diluted Earnings Per Share		
Manufacturing operations	**$ 1.22**	$ 1.32
Tredegar Biotech	**(.36)**	(.23)
Tredegar Investments	**(.43)**	2.15
Unusual items	**(.22)**	(.38)
Discontinued operations	**.04**	–
Diluted earnings per share	**$ 0.25**	$ 2.86
Ongoing Operations		
Manufacturing operations:		
Net sales	**$ 763,127**	$ 861,947
EBITDA[1]	**117,069**	128,692
Depreciation and amortization	**33,592**	33,450
Capital expenditures	**33,800**	75,881
Tredegar Biotech:		
Revenues	**4,441**	7,307
Operating loss before depreciation and amortization	**(17,420)**	(10,097)
Depreciation and amortization	**4,317**	3,516
Capital expenditures	**5,190**	3,863
Appreciation (depreciation) in net asset value of venture capital investments due to investment performance	**(136,619)**	172,991
Additional venture capital investments during period	**24,504**	93,058
Proceeds from the sale of investments	**49,477**	169,988
Acquisitions	**1,918**	6,316
Financial Position and Other Data		
Cash and cash equivalents	**96,810**	44,530
Venture capital investments:		
Cost basis	**189,973**	213,096
Net carrying value[2]	**168,339**	224,354
Net asset value[3]	**178,291**	334,974
Debt outstanding	**264,498**	268,102
Shareholders' equity	**477,899**	497,728
Annualized dividends per share	**.16**	.16
Equity per share	**12.53**	13.07
Shares outstanding at end of period	**38,142**	38,084
Shares used to compute diluted earnings per share	**38,824**	38,908
Closing Market Price Per Share		
High	**$ 21.70**	$ 32.00
Low	**15.30**	15.00
End of year	**19.00**	17.44
Total return to shareholders	**9.9%**	(14.9)%

See page 19 for footnotes.



TREDEGAR AT-A-GLANCE

	Major Products/Markets
FILM PRODUCTS	Apertured, breathable, elastomeric and embossed films and nonwoven laminates for personal health and hygiene markets
	Single and multi-layer films and nonwoven laminates from various polyolefins that offer unique attributes including strength, thin gauge, surface finish and adhesion
ALUMINUM EXTRUSIONS	Plain, anodized and painted aluminum extrusions for residential and commercial construction, auto after-market, transportation, electrical, distribution and consumer durable markets
BIOTECH	
Therics	Proprietary microfabrication technology for tissue engineering and drug delivery
Molecumetics	Proprietary chemistry-based drug discovery technology

2001 Net Sales
($ Millions)

Film Products	$382.7
Aluminum Extrusions	380.4
Total Manufacturing Operations	763.1
Tredegar Biotech	4.5
Total	**$ 767.6**

Film Products	$ 61.8
Aluminum Extrusions	25.4
Total Manufacturing Operations	87.2
Tredegar Biotech	(21.7)
Tredegar Investments	(26.0)
Total	**$39.5**

Film Products	$ 83.9
Aluminum Extrusions	36.6
Corporate Expenses, Net	(3.4)
Total	**$117.1**

See page 19 for footnotes.

End Uses	Customers/Partners	Competitors
Components such as outer covers (barrier/backsheets), coverstock, acquisition/distribution layers, side panels, side tabs and waistbands used in baby diapers, training pants, feminine hygiene pads, adult incontinent products and other hygiene products; disposable medical and protective apparel	All major global producers, and most regional producers, of personal hygiene products	BP, Clopay, Mitsubishi, Mitsui, Nordenia, Plastar, Pliant, Poligof, RKW, 3M
Packaging for bathroom tissue, paper towels, other paper products; medical, food and industrial packaging	Cello-Foil, Hallmark, NutraMax, P&G, Sonoco, Superpac	Bemis, Nordenia, Pliant, Printpack
Tapes, labels, surface protection, sterilization pouches, transfer tapes, electronic circuit board production and groundcover filtration media	American Biltrite, Avery, Corning, DuPont, Easy Gardener, ExxonMobil, GE, Pechiney, Sheffield Plastics	Copol, Ivex, Pliant, Printpack, Rexam, Tyco
Curtain walls, architectural shapes, tub and shower doors, window components, ladders, boat windshields, bus bars, truck trailers, snowmobiles and furniture	Algonquin Industries, Arch Aluminum, Coastal Industries, Eastern Metal Supply, GE, Jeld-Wen, Polaris Industries, Wilson Trailer	Alcoa, Indalex, Hydro Aluminum, Kaiser, Keymark
Bone replacement products and soft-tissue products	Primarily surgeons; soft-tissue products may be developed or marketed with partners	Reconstructive procedures using metal pieces and synthetics, or bone harvested from patient or cadaver
Oral tablets with unique release profiles; implantable drug delivery products	Pharmaceutical and biotechnology companies	Alza, Elan, R.P. Scherer
Preclinical development candidates and IND-ready candidates	Asahi Kasei, Athersys, Bristol-Myers Squibb, Choongwae Pharma, Pharmacia, Tularik	Arena, Array BioPharma, ArQule, Vertex and other drug discovery companies

From the Chairman

The world changed on September 11. As has been recorded many times in history, a small group of men, inspired by a misguided sense of righteousness, caused a senseless tragedy. On behalf of all of Tredegar, I extend our sympathy to those most affected.

In a much more positive way, Tredegar changed on September 11. It was on that day that the company announced that Norm Scher had become Chief Executive Officer. The Board of Directors has a high level of confidence in Norm and his supporting team of managers. I expect the company to perform admirably under their leadership.

I am enjoying my new role. As an involved Chairman of the Board, I am acting as Tredegar's chief shareholder advocate as well as an advisor to management on strategic issues. Fortunately, this role is made much easier by a management team that is not only energized and competent, but also highly motivated to create value for our stockholders.

Since September 11, most developments at Tredegar have been positive. Norm's leadership has been welcomed throughout the company. He is a catalyst for constructive change. Efforts to reduce costs have accelerated. Our investments in biotechnology and venture capital are being critically examined. These initiatives, combined with recently improved results in Film Products, are encouraging.

I have no doubt that once the economy turns and our Aluminum Extrusions business gains momentum, Tredegar will prosper.



John D. Gottwald
Chairman

In conclusion, I would like to emphasize my most sincere appreciation for the exceptional efforts of Tredegar's employees over the past 12 years. My most pleasant memories of my tenure as President are the result of their dedication, creativity and determination. I salute them all.

John D. Gottwald

John D. Gottwald
February 7, 2002

Tredegar Stock Performance vs. Selected Indexes
% Change at 12/31


1060
432
422
269
248
90 91 92 93 94 95 96 97 98 99 00 01
Tredegar
S&P 500®
NASDAQ Market Index
Russell 2000®*
S&P SmallCap 600®*

**Tredegar is included in the S&P SmallCap 600 and the Russell 2000.*

From the President and CEO

To begin on a personal note, I thank our Board of Directors for the opportunity to lead the company. I was present at Tredegar's creation in 1989 and remain dedicated to helping us achieve great success. On behalf of our shareholders, I also thank John Gottwald for his leadership since Tredegar's inception. John is a tough act to follow for lots of reasons — not least of which is the 18% annualized return to shareholders we achieved during his tenure.

With John's continued help and guidance as chief shareholder advocate, we have an opportunity to create significant additional value for our investors. I'm confident that we will.

A DIFFICULT YEAR

2001 was a difficult year for many companies, including Tredegar. Our net income of $10 million was down from $111 million in 2000, which included $84 million in gains from venture capital investments. Even after excluding investment results and unusual items, net income from continuing operations declined to $33 million, down from $42 million in 2000. Looking separately at our manufacturing businesses (Film Products and Aluminum Extrusions), net income before unusual items was $47 million, down from $51 million in 2000.

We ended the year with lower operating cash flows from our manufacturing businesses and higher losses at Tredegar Biotech. My number one priority is to reverse these trends.

Long term, our stock price will be determined by performance and execution. Throughout Tredegar, we are rededicating ourselves to quality and process improvement. We also are reexamining our corporate strategy, with particular emphasis on clarifying the future direction of Tredegar Biotech. I have good reason to believe these efforts will result in improved stock price performance.

PLAYING TO OUR STRENGTHS

Tredegar's history is about challenges met head-on. We pride ourselves on quality, customer service, process improvement and measurement, teamwork, flexibility, leadership, innovation and overall excellence. My recent plant visits left no doubt that our employees "get it" — they know what it takes to win. The key is execution, which plays to our strength as a company.



Norman A. Scher
President and Chief Executive Officer

I can assure you that our management team is focused, experienced and determined to succeed. Doug Monk, our chief operating officer, and I are quite fortunate to have Tom Cochran, Bill Wetmore and Jim Wavle in charge of our three operating units. Each is surrounded by strong teams that are highly motivated to create significant value for shareholders. I urge you to read the sections in this report pertaining to their businesses.

A GOAL TO BE WORLD-CLASS

We have set our sights on becoming a world-class company that consistently generates substantial growth in profits and economic value. A primary measure of our success is the return we generate on the capital invested in our manufacturing businesses. Over the last four years, we've invested more than $450 million of your money in Film Products and Aluminum Extrusions. Recent returns have been unsatisfactory. We intend to reverse this trend quickly and decisively.

In both businesses, we're reducing costs and improving quality through process improvement. In the last six months, we've announced the closing of three plants, two in Film Products and one in Aluminum Extrusions. These decisions were driven by a combination of performance and market conditions, and they demonstrate our commitment to managing your capital wisely.

FILM PRODUCTS — A TURNAROUND IN PROGRESS

Film Products' performance in 2001 was very encouraging, with operating profit (before unusual items) up 31%. This unit is meeting several major challenges including rapidly changing markets, a major product line transition, the assimilation of a large acquisition, and an ongoing effort to expand around the world. Some might call it a turnaround in progress, and we hope it is, but the real story is about reinvention.

Film Products now has the necessary ingredients — great people, innovative products, global infrastructure and strong customer relationships — to carve out a unique niche as the only company in the world that offers a full range of specialty components, in all regions, for diapers and feminine hygiene products. That's a powerful statement, and we have a great shot at making it a reality. This business has exciting internal and external growth opportunities, and we expect to see further profit improvement in 2002 and beyond.

ALUMINUM EXTRUSIONS — A TURNAROUND IN WAITING

In Aluminum Extrusions, the pieces have been in place for some time. Our folks have proven that they know how to execute. Unfortunately, the entire industry has been suffering from a severe economic downturn, and we're not immune. During 2001, year-over-year volume declined 20%, and profits (excluding unusual items) fell by 52%. As the year ended, orders remained weak across the board. Given current market conditions, we don't expect significant volume growth in 2002. However, we should see real benefits from cost reductions and productivity improvements.

Based on current volume, margins and cost structure, every 1% change in volume should drive a 2-3% swing in profits. Longer term, as the economy moves to a healthier stage in its cycle, this operating leverage will begin to work in our favor. In the meantime, we'll continue to focus on what makes us the best extruder in North America — quality, customer service and efficiency. Once again, it's all about execution.

TREDEGAR BIOTECH — RETHINKING STRATEGY

Since 1992, we've invested $90 million in our biotech operations. We had hoped to be conducting human trials on one of our drug compounds by now, and our plan to begin introducing an initial

Manufacturing and Biotech Operations EBITDA[1]
($ Millions)


89
93
116
119
132
138
119
129
100
117
(4)
(3)
(6)
(10)
(17)
97
98
99
00
01
Manufacturing Operations
Tredegar Biotech

line of bone replacement products is likely to be moved into 2003.

In addition, we expected to fund our biotech operations with proceeds from our venture capital investments. These proceeds have diminished, at least temporarily, making capital allocation more difficult. As a result, we are reexamining Tredegar Biotech's role within Tredegar. As in the past, we'll continue to consider strategic alternatives. I will update you on our progress as soon as possible, hopefully in the first quarter of 2002.

TREDEGAR INVESTMENTS — HARVEST DIMINISHED

In October 2000, we announced our decision to harvest our venture capital investments. Since then, the values and cash flows related to our portfolio have, like the tech bubble itself, been greatly deflated. At the end of 2001, the net asset value of our venture capital investments stood at $178 million. If current conditions persist, near-term erosion of value and cash flow is likely.

OUTLOOK

We can create significant value for shareholders over the long term if we execute. Our balance sheet and cash flows are strong enough to enable us to take advantage of external opportunities. Film Products is nearing the point where it should consistently deliver meaningful growth in profits. Doing so in 2002 will be a challenge, but the growth potential over the next few years is substantial. When the economy strengthens, Aluminum Extrusions should resume its role as a steady generator of growing cash and profits. Tredegar Biotech's role will become clearer in the next few months. The performance of our venture capital portfolio is difficult to predict, but we hope it will become a significant source of cash in future years.

In closing, I want to thank all of our employees for their great efforts to build a world-class company. Doug Monk and I hope to see you again during 2002 as we continue our plant visits. To our shareholders, I look forward to updating you on your investment in Tredegar.

Finally, I extend Tredegar's sympathy to the victims of the September 11 attacks and express our pride and support to those who participated in the courageous and successful response.



Norman A. Scher
February 7, 2002

Diluted Earnings Per Share[4]
($)


1.44
.22
1.30
(.08)
1.60
.01
1.66
(.07)
1.43
1.69
(.12)
(.14)
3.24
2.15
1.32
(.23)
.43
1.22
(.43)
(.36)
97
98
99
00
01
Manufacturing Operations
Tredegar Investments
Tredegar Biotech

See page 19 for footnotes.

"We want to be recognized as the only company that's truly capable of meeting the needs of global hygiene markets, and we're making great progress."

Tom Cochran, President, Tredegar Film Products



2001 was a very encouraging year for Film Products. Excluding unusual items, profits grew 31%, indicating that our efforts to develop and sell value-added specialty components are paying off. Rigorous cost management and improved efficiency were also critical factors in a year that we hope began a new era of profit growth.

Film Products is reinventing itself. More than two years ago, our domestic diaper backsheet sales began dropping sharply. We didn't react quickly enough to customer demands for new components that combine softness, breathability and elasticity.

It reminded us that the first step in creating value for shareholders is to create value for our customers. We quickly set in motion a plan to become more nimble, creative and efficient.



Consumers are demanding ever-higher levels of softness, comfort and skin care from diapers and feminine hygiene products. Tredegar is the only company that offers a broad line of breathable, elastic and cloth-like technologies on a global basis.

CORE STRENGTHS	GROWTH STRATEGIES	RECENT HIGHLIGHTS	PRIMARY RISKS
■ Leader in apertured, breathable, elastic and laminated film technologies ■ Global operations ■ Innovative product development ■ Thin-gauge and high performance films for packaging and specialty applications	■ Enhance and leverage technology leadership ■ Expand customer base ■ Leverage knowledge of customers and consumers to develop and commercialize new products faster	■ Profits from ongoing operations up 31% ■ Established relationships with all global producers of diapers and sanitary napkins ■ Opened second plant in China and doubled capacity in Hungary ■ Continued consolidation with announced closing of two domestic plants	■ Failure to introduce new products ■ Customer risk



Breakthrough Materials

A global leader must constantly develop new products. Using customer-focused product planning, our Research and Technology team is developing and commercializing innovative, next-generation materials that provide greater value to our customers and consumers.

Today, we're far more capable of meeting the rapidly changing needs of our customers. In fact, we're becoming known as the world's leader in specialty hygiene films. We now have sales or development relationships with all of the global, and most regional, producers of diapers and sanitary napkins.

None of our competitors can match our combination of strengths – a global position, a growing customer base, a broad product line, and a wide range of manufacturing and technical capabilities.



Global Reach

Our worldwide manufacturing capabilities are a critical competitive advantage. In recent years, we've added capacity in China and Eastern and Western Europe to serve the needs of our growing customer base, which now includes most of the world's providers of personal hygiene products.

Film Products Net Sales
($ Millions)


299
393
106
287
386
44
342
380
383
97
98
99
00
01
Historical
Pro Forma Adjustment[5]

Film Products Operating Profit[4] and EBITDA[1*]
($ Millions)


61
11
50
88
22
12
54
88
9
19
60
70
23
47
84
22
62
97
98
99
00
01
Historical Operating Profit
Historical Depreciation & Amortization
Pro Forma Adjustment[5]

*Excludes allocation of net corporate expenses

Film Products Pounds Shipped
(Million lbs.)


255
352
100
252
358
44
314
320
310
97
98
99
00
01
Historical
Pro Forma Adjustment[5]


Packaging Film
Fluid Transfer Layer
Topsheet
Backsheet (Outer Layer)
Waistbands
Elastic Side Panels
Topsheet
Fluid Transfer Layer
Backsheet (Outer Layer)

Value-Added Components

We supply many critical components used in diapers and sanitary pads. For example, our elastic films stretch to provide improved comfort and fit for diaper wearers. We're combining these and other film technologies with nonwoven materials to create composite structures that deliver improved softness, breathability and other critical performance features.


Bounty
Brawny
Charmin
Quilted Northern
Charmin Ultra

Packaging

Film Products supplies packaging film to a variety of branded consumer product and private-label companies. For example, our thin-gauge tissue and towel overwrap film provides a unique combination of strength and cost effectiveness.

Film Products Major Product Categories
(310 Million lbs.)



Diaper Components:	
Baby	35%
Adult Incontinent	7%
Feminine Hygiene Components	31%
Packaging & Specialty Components	27%

Film Products Volume by Region
(310 Million lbs.)



North America	62%
Europe	19%
Latin America	11%
Far East	8%

See page 19 for footnotes.

"Our goal is to be the most highly regarded company in the markets we serve, and the best way to do that is to provide outstanding service to our customers."

Bill Wetmore, President, The William L. Bonnell Company



The William L. Bonnell Company has a hard-earned reputation as a high-quality producer of soft alloy aluminum extrusions for a wide variety of markets. Our approach to business is simple. We provide superior quality and service to our customers, and we do it more efficiently than our competitors.

Most of the markets we serve are cyclical, so poor economic and business conditions led to disappointing profits in 2001. Looking back, the weakness in our end markets actually began to appear in the middle of 2000 and has worsened since then. As we begin 2002, customer orders across most of our markets continue to be weak. Hopefully, market conditions will improve as the year progresses.



Bonnell's position as a dependable, low-cost extruder is critical to long-term success in the highly cyclical markets that we serve. When the economy reaches a healthier stage in its cycle, sales and profits should improve.

CORE STRENGTHS	GROWTH STRATEGIES	RECENT HIGHLIGHTS	PRIMARY RISKS
■ High-quality, low-cost manufacturing	■ Continuous internal process improvements	■ Continued press modernization	■ Economic slowdown
■ Superior customer service, reliable delivery	■ Expansion of customer base	■ Closed plant in Texas	■ Competitive pricing pressure
■ Strong customer relationships			



On Time and Complete

Delivering complete orders on the promised date is a key element of customer satisfaction that separates us from our competitors.

Regardless of external conditions, our long-term success has always been driven by operational excellence. In fact, we believe Bonnell is the best extruder in North America. We'll continue to focus on what we can control — enhancing customer service, improving processes and reducing costs.

We believe that we have a lower cost structure than many of our competitors, as well as a superior reputation for quality and service. When market conditions improve, we expect to emerge stronger than ever.



Safety First

Providing a safe working environment for our employees is a high priority at Bonnell. During 2001, our lost-time frequency rate declined significantly.

Cyclical Weakness

Shipments for Bonnell, and the entire aluminum extrusion industry, have declined sharply due to poor economic conditions.

Quarterly Net Shipments
Bonnell vs. Aluminum Industry
(Million lbs.)



Bonnell
Aluminum Industry
100
80
60
40
20
1,000
800
600
400
200
98
99
00
01

■ Aluminum Industry Extruded Shapes Shipments
□ Bonnell Shipments (Domestic Plants)

Source: The Aluminum Association, Extrusion Statistics

Aluminum Extrusions
Net Sales
($ Millions)



267
441
46
395
461
480
380
97
98
99
00
01

□ Historical Pro Forma Adjustment[6]



A Variety of Markets

More than half of Bonnell's **extrusions are used in commercial and residential construction markets. Commercial uses include windows, storefronts and curtain walls. Residential applications include tub and shower enclosures, windows and doors. Bonnell also serves a variety of other markets including transportation, electrical, machinery and equipment, and consumer durables.**

Aluminum Extrusions
Operating Profit[4] and EBITDA[1*]
($ Millions)


38
6
32
58
3
8
47
66
9
57
63
10
53
37
12
25
97
98
99
00
01

□ Historical Operating Profit ■ Historical Depreciation & Amortization

□ Pro Forma Adjustment[6]

*Excludes allocation of net corporate expenses

Aluminum Extrusions
Pounds Shipped
(Million lbs.)


166
254
316
304
244
97
98
99
00
01

Aluminum Extrusions
Volume by Market
(244 Million lbs.)



□ Building & Construction	58%
■ Distribution	17%
□ Transportation	10%
□ Electrical	7%
□ Machinery & Equipment	5%
□ Consumer Durables	3%

See page 19 for footnotes.

"Proprietary technologies and highly focused development efforts are the keys to creating value at Tredegar Biotech."

Jim Wavle, President, Tredegar Biotech



Tredegar Biotech, through its two operating subsidiaries, Molecumetics and Therics, is developing proprietary technologies for use in tissue engineering and drug discovery applications. Molecumetics is developing chemistry-based drug discovery technology to rapidly identify clinical drug candidates. Our focus at Therics is on the development of our TheriForm™ technology, which enables us to precisely manufacture small structures with very complex internal architectures.

Using TheriForm, we're developing the capability to manufacture bone replacement products, complete with internal channels that encourage cell and tissue growth. By embedding these channels with comb polymers that promote cell migration, we hope to provide surgeons with fully tissue-engineered products that will convert to a patient's own body tissue.

Our initial target market is reconstructive products for use in above-the-neck surgeries. We plan to market a variety of products that offer relatively simple combinations of materials and strength, in a range of shapes and sizes, as well as individually customized products.

With more than two million orthopedic and plastic reconstructive surgeries performed annually in the U.S., the potential market for our initial products is large. The market for later-stage, more sophisticated tissue-engineered products is even more attractive. We hope to begin generating product-based revenues in 2003.




PATIENT MRI OR CT SCAN
CONVERT TO 3-D CAD MODEL
THERIFORM MANUFACTURING
ANATOMICALLY ACCURATE RECONSTRUCTIVE PRODUCTS

Using data from MRI or CT scans, we can fabricate bone replacement products for use in above-the-neck surgeries.



Using proprietary drug discovery chemistry, we hope to develop novel small-molecule drug candidates.

CORE STRENGTHS

- Proprietary microfabrication and tissue-engineering technologies
- Broad applications in reconstructive products, tissue engineering and specialty pharmaceuticals
- Proprietary chemistry-based platform for discovery and development of drug candidates

GROWTH STRATEGIES

- Introduce initial bone replacement products in 2003
- Use comb polymer technology to develop fully tissue-engineered products
- Build a portfolio of preclinical drug candidates
- Move a drug compound into clinical testing

RECENT HIGHLIGHTS

- Accelerated development spending
- Expansion of management and research teams

PRIMARY RISKS

- Technology development/acceptance
- Regulatory risk
- Failure to access novel drug targets *and/or broaden* proprietary chemistry base

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This report contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "Act"). Many of these statements can be identified by the use of the words "hope," "expect," "should," "is likely," "intend" and similar expressions. All statements that address future operating performance or developments, including statements relating to execution of business strategies, growth opportunities, stock price performance and profit growth, are forward-looking statements within the meaning of the Act. The forward-looking statements are based on our expectations as of the date of this report, and we do not undertake to update any forward-looking statement to reflect any change in management's expectations or any change in conditions, assumptions or circumstances on which such statements are based. The forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those reflected in the statements including, but not limited to, the following:

FILM PRODUCTS

Film Products is highly dependent on sales to one customer, which comprised 31% of Tredegar's net sales in 2001. Growth in profits depends not only on our ability to develop products that meet this customer's requirements, but also on our ability to develop and deliver new products for all of our customers, especially in the hygiene market. Hygiene products are now being made with a variety of new materials, replacing traditional backsheet and other components. While we have substantial technical resources, there can be no assurance that our new products can be brought to market successfully, or at the same level of profitability and market share of replaced films. A shift in customer preferences away from our technologies, our inability to develop and deliver new profitable products, or delayed acceptance of our new products in domestic or foreign markets, could have a material adverse effect on our business. As our hygiene business expands, we also have greater credit risk due to the broadening of our customer base.

ALUMINUM EXTRUSIONS

Growth in volume and profits for our Aluminum Extrusions business is highly dependent on the economic conditions of end-use markets in the U.S. and Canada, particularly in the construction, distribution and transportation industries. The markets served by Aluminum Extrusions are subject to business cycles, as well as seasonal slowdowns during the winter months. From 1992 to the second quarter of 2000, profits in Aluminum Extrusions grew as a result of positive economic conditions in the markets we serve and manufacturing efficiencies. However, a slowdown in these markets in the second half of 2000 resulted in a 13% decline in sales volume and 28% decline in ongoing operating profit compared with the second half of 1999. The aluminum extrusions industry continued to be affected by poor economic conditions in 2001. Our sales volume declined 20% and operating profit declined 52% in 2001 compared with 2000. The decline in ongoing operating profit at approximately two to three times the rate of the decline in sales volume illustrates the operating leverage inherent in our operations (fixed operating costs). Any benefits associated with cost reductions and productivity improvements may not be sufficient to offset the adverse effects on profitability from pricing and margin pressure and higher bad debts that usually accompany a downturn. Aluminum Extrusions also is under increasing domestic and foreign competitive pressures, so there is no assurance that we will return to prior levels of profitability when the economy recovers.

TREDEGAR BIOTECH

The timing of when (or if) Tredegar Biotech introduces new products depends on whether it achieves specified internal milestones. Other factors that could significantly affect the development and commercialization of new products include: failure to advance products into preclinical and clinical trials; failure to develop effective sales and marketing capabilities; loss of key personnel; and delays in obtaining regulatory approval. There can be no assurance that any new products can be brought to market successfully.

TREDEGAR INVESTMENTS

The future performance of Tredegar Investments is significantly affected by the success, continued existence, and value of the early-stage technology companies in which we invest, which depends on each company's ability to create or develop commercially viable products or businesses, and raise additional capital when needed. Each company is subject to the risk that it will not be able to meet its milestones or commercialize its technology, product or business concept. The continued existence and value of each company is generally dependent on the equity markets and each company's ability to raise additional capital through subsequent rounds of private financing or initial public offerings. Many of the venture capital investments we hold are illiquid.

1. EBITDA (earnings before interest income and expense, taxes, depreciation, amortization and unusual items) is the unlevered (debt-free) operating cash flow generated by a company. It is preferable to operating profit for valuation purposes because it excludes depreciation and amortization, measures that may vary among companies due to differences in pooling and purchase accounting methods and expensing periods selected.

2. Net carrying value of investments is presented net of related deferred taxes.

3. Net asset value is the estimated value of the venture capital portfolio net of estimated income taxes on assumed disposal at fair value. The fair value of securities of public companies is determined based on closing price quotations, subject to restricted stock discounts. We estimate the fair value of securities of private companies using the indicative value from the latest round of financing, and reduce this amount if events subsequent to the financing imply a lower valuation. The fair value of ownership interests in private venture capital funds is based on our estimate of our distributable share of fund net assets using the general partners' estimate of fair value of securities held by the funds and fund formulas for allocating profits, losses and distributions.

   Because of the inherent uncertainty associated with the valuation of restricted securities or securities for which there is no public market, estimates of fair value may differ significantly from the value that would have been used had a ready market for the securities existed. The portfolio is subject to risks typically associated with investments in technology start-up companies; which include business failure, illiquidity and stock market volatility. Furthermore, publicly traded stocks of emerging, technology-based companies have higher volatility and risk than the U.S. stock market as a whole.

4. Operating profit and earnings per share represent results from ongoing operations, excluding unusual items.

5. In May 1999, we acquired the assets of Exxon Chemical Company's plastic films business. The pro forma adjustments represent the respective sales and EBITDA for Exxon's films business in 1998 and for the period 1/1/99 through 5/17/99 (the acquisition date). The pro forma adjustments, together with historical amounts, represent the respective pro forma sales and EBITDA for Film Products as if the acquisition occurred at the beginning of 1998. Historical amounts include the results of the business since the date acquired.

6. In February 1998, we acquired the assets of two Canadian-based aluminum extrusion and fabrication plants from Reynolds Metals Company. In June 1998, we acquired the stock of Canadian-based Exal Aluminum. The pro forma adjustments represent the respective sales and EBITDA for these plants in the period prior to their acquisition in 1998. The pro forma adjustments, together with historical amounts, represent the respective pro forma sales and EBITDA for Aluminum Extrusions as if the acquisitions occurred at the beginning of 1998. Historical amounts include the results of acquired plants since the dates acquired.

DIRECTORS, OFFICERS AND OPERATING MANAGEMENT

DIRECTORS

John D. Gottwald *
Chairman
Tredegar Corporation
Richmond, Virginia

Norman A. Scher *
President
and Chief Executive Officer
Tredegar Corporation
Richmond, Virginia

Austin Brockenbrough, III
Managing Director and President
Lowe, Brockenbrough
& Company, Inc.
Richmond, Virginia

Phyllis Cothran
Retired President
and Chief Operating Officer
Trigon Blue Cross Blue Shield
Richmond, Virginia

Richard W. Goodrum *
Retired Executive Vice President
and Chief Operating Officer
Tredegar Corporation
Richmond, Virginia

Floyd D. Gottwald, Jr.
Chief Executive Officer
Albemarle Corporation
Richmond, Virginia

William M. Gottwald
Chairman
Albemarle Corporation
Richmond, Virginia

Richard L. Morrill
Chancellor
University of Richmond
Richmond, Virginia

Thomas G. Slater, Jr.
Partner
Hunton & Williams
Richmond, Virginia

* Member of the Executive Committee

CORPORATE OFFICERS AND OPERATING MANAGEMENT

Norman A. Scher
President
and Chief Executive Officer

Douglas R. Monk
Executive Vice President
and Chief Operating Officer

Thomas G. Cochran
President,
Tredegar Film Products
and Corporate Vice President

Edward A. Cunningham
Vice President,
Investor Relations
and Corporate Communications

D. Andrew Edwards
Vice President,
Finance and Treasurer

Lawrence J. Scott
Vice President, Audit

Nancy M. Taylor
Vice President,
Administration and
Corporate Development,
Corporate Secretary

James E. Wavle, Jr.
President,
Tredegar Biotech

William J. Wetmore
President,
Aluminum Extrusions
(The William L. Bonnell Company)
and Corporate Vice President



(From left to right) Thomas G. Cochran, D. Andrew Edwards, James E. Wavle, Jr., Lawrence J. Scott, Douglas R. Monk *(seated)*, William J. Wetmore, Nancy M. Taylor, Norman A. Scher *(seated)*, Edward A. Cunningham

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-10258

TREDEGAR CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	54-1497771
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1100 Boulders Parkway, Richmond, Virginia	23225
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 804-330-1000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. Yes _X_ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [X].

Aggregate market value of voting stock held by non-affiliates of the registrant as of January 28, 2002: * $475,114,625

Number of shares of Common Stock outstanding as of January 28, 2002: 38,151,154

* In determining this figure, an aggregate of 12,329,707 shares of Common Stock beneficially owned by Floyd D. Gottwald, Jr., Bruce C. Gottwald, John D. Gottwald, William M. Gottwald and the members of their immediate families has been excluded because the shares are held by affiliates. The aggregate market value has been computed based on the closing price in the New York Stock Exchange Composite Transactions on January 28, 2002, as reported by *The Wall Street Journal*.

Documents Incorporated By Reference

Portions of the Tredegar Corporation ("Tredegar") Proxy Statement for the 2002 Annual Meeting of Shareholders (the "Proxy Statement") are incorporated by reference into Part III of this Form 10-K. We expect to file our Proxy Statement with the Securities and Exchange Commission and mail it to shareholders around March 12, 2002.

Index to Annual Report on Form 10-K
Year Ended December 31, 2001

* Items 11 and 12 and portions of Item 10 are incorporated by reference from the Proxy Statement.

The Securities and Exchange Commission has not approved or disapproved of this report or passed upon its accuracy or adequacy.

PART I

Item 1. BUSINESS

Description of Business

Tredegar Corporation ("Tredegar") is engaged directly or through its subsidiaries in the manufacture of plastic films and aluminum extrusions. We also operate a biotech division that is developing a variety of healthcare-related technologies and we have a number of direct and indirect interests in venture capital investments.

Film Products

Tredegar Film Products Corporation ("Film Products") manufactures plastic films for disposable personal hygiene products (primarily feminine hygiene and diaper products) and packaging, medical, industrial and agricultural products. These products are produced at various locations throughout the United States and at plants in The Netherlands, Hungary, Italy, China, Brazil and Argentina. On October 13, 2000, Film Products acquired ADMA s.r.l. and Promea Engineering s.r.l. ADMA manufactures films used primarily in personal hygiene markets while Promea manufactures equipment to produce hygienic films and laminates. Both companies are in Italy. On May 17, 1999, Film Products acquired Exxon Chemical Company's plastic film business ("Exxon Films") for approximately $205 million (including transaction costs). The acquisition included 350 employees and two plants. The plants are in Lake Zurich, Illinois, and Pottsville, Pennsylvania, and manufacture films used primarily in packaging, personal hygiene and medical markets. Film Products competes in all of its markets on the basis of product quality, price and service.

Film Products produces films for hygiene, packaging and industrial markets.

Hygiene. Film Products is one of the largest global suppliers of permeable, breathable, elastomeric and embossed films for disposable personal hygiene products. In each of the last three years, this class of products accounted for more than 30% of Tredegar's consolidated net sales.

Film Products supplies apertured films for use as the topsheet in feminine hygiene products and adult incontinent products. Film Products also supplies breathable, embossed and elastomeric films and nonwoven film laminates for use as backsheet and other components for hygienic products such as baby diapers, adult incontinent products and feminine hygiene products.

Packaging & Industrial. Film Products produces a broad line of packaging films with an emphasis on paper and industrial packaging, as well as laminating films. These include both coextruded and monolayer films produced by either the blown or cast processes. These products give our customers a competitive advantage by providing a thin-gauge film that is readily printable and convertible on conventional processing equipment.

Coextruded and monolayer apertured films are also sold by Film Products under the VisPore® name. These films are used to regulate fluid transmission in many industrial, medical, agricultural and packaging markets. Specific examples include filter plies for surgical masks and other medical applications, permeable ground cover and natural cheese mold release cloths.

Film Products also produces differentially embossed monolayer and coextruded films. Some of these films are extruded in a Class 10,000 clean room and act as a disposable, protective coversheet for photopolymers used in the manufacture of circuit boards. Other films sold under the ULTRAMASK® name are used as masking films to protect polycarbonate, acrylics and glass from damage during fabrication, shipping and handling.

Raw Materials. The primary raw materials used by Film Products are low-density and linear low-density polyethylene resins and polypropylene resins, which are obtained from domestic and foreign suppliers at competitive prices. We believe there will be an adequate supply of polyethylene and polypropylene resins in the immediate future.

Customers. Film Products sells to many branded product producers throughout the world. The largest is The Procter & Gamble Company ("P&G"). Net sales to P&G totaled $235 million in 2001, $242 million in 2000 and $250 million in 1999 (these amounts include film sold to others that converted the film into materials used in products manufactured by P&G).

P&G and Tredegar have had a successful long-term relationship based on cooperation, product innovation and continuous process improvement. The loss or significant reduction of sales associated with P&G would have a material adverse effect on our business.

Research and Development and Intellectual Property. Film Products has technical centers in Terre Haute, Indiana; Lake Zurich, Illinois; and Chieti, Italy; and holds 55 U.S. patents and 12 U.S. trademarks. Expenditures for research and development ("R&D") have averaged $7 million per year during the past three years.

Aluminum Extrusions

Aluminum Extrusions is comprised of The William L Bonnell Company, Inc., Bon L Manufacturing Company and Bon L Canada Inc. (together, "Aluminum Extrusions"), which produce soft alloy aluminum extrusions primarily for the building and construction, distribution, transportation, electrical and consumer durables markets.

Aluminum Extrusions manufactures mill (unfinished), anodized and painted aluminum extrusions for sale directly to fabricators and distributors that use aluminum extrusions to produce curtain walls, architectural shapes, tub and shower doors, window components, ladders, running boards, boat windshields, bus bars, tractor-trailer shapes, snowmobiles and furniture, among other products. Sales are made primarily in the United States and Canada, principally east of the Rocky Mountains. Aluminum Extrusions competes primarily on the basis of product quality, service and price.

A breakdown of Aluminum Extrusion sales volume by market segment over the last three years is shown below:

% of Aluminum Extrusions Sales Volume by Market Segment			
	2001	2000	1999
Building and construction	58	51	48
Distribution	17	16	18
Transportation	10	12	14
Electrical	7	8	7
Machinery and equipment	5	8	8
Consumer durables	3	5	5
Total	100	100	100

Raw Materials. The primary raw materials used by Aluminum Extrusions consist of aluminum ingot, aluminum scrap and various alloys, which are purchased from domestic and foreign producers in open-market purchases and under short-term contracts. We do not expect critical shortages of aluminum or other required raw materials and supplies.

Intellectual Property. Aluminum Extrusions holds nine U.S. trademarks.

Tredegar Biotech

Tredegar Biotech includes Therics, Inc. and Molecumetics, Ltd.

Therics. On April 8, 1999, Tredegar acquired the assets of Therics for cash consideration of approximately $13.6 million (including transaction costs). Before the acquisition, Tredegar owned approximately 19% of Therics. Upon the final liquidation of the former Therics, Tredegar paid approximately $10.2 million to effectively acquire the remaining 81% ownership interest. As of December 31, 2001, Tredegar had invested $39.3 million in Therics ($30.2 million after tax benefits received from the deduction of Therics' operating losses in Tredegar's consolidated tax return). The book value of Therics net assets included in Tredegar's consolidated balance sheet was $9.4 million at December 31, 2001. Therics also has future rental commitments under noncancelable operating leases through 2011 (most of which contain sublease options) totaling $13.8 million.

Based in Princeton, New Jersey, Therics is developing new microfabrication technology that has potential applications in bone replacement and reconstructive products as well as drug delivery and tissue engineering. Its primary focus is on commercializing the TheriForm™ process, a new and unique process for manufacturing bioimplantable reconstructive body parts and oral and implantable drugs. With respect to bone replacement and reconstructive products, this technology can take very sensitive, biologically compatible materials and fabricate them into anatomically accurate bone replacement products with precise internal microarchitectures. This technology can also be used in drug delivery as it enables drug companies to build precise amounts of active drugs and excipients in specific locations within each tablet. As a result, the internal architecture of each tablet can be designed to provide unique release profiles that are tailored to meet medical needs.

In connection with the acquisition, Tredegar recognized a charge of $3.5 million (classified as an unusual item in the consolidated statements of income) in the second quarter of 1999 related to the write-off of acquired in-process research and development (primarily the TheriForm™ process). The amount of the charge was determined through an independent third-party analysis using the income approach. At the date of acquisition, the TheriForm™ process was estimated at 90% complete and will be considered technologically feasible upon the successful manufacture of an FDA-validated product. The uncertainties involved include the ability to:

- Achieve technological and commercial feasibility within the anticipated cost structure and timetable;
- Meet customer requirements with regard to performance and price objectives;
- Meet machine performance objectives in a sustainable manufacturing environment; and
- Produce machines for large-scale commercial production.

The technology has no alternative future use for which technological feasibility has been achieved. Therics had revenues of $450,000 and an operating loss of $12.9 million in 2001, revenues of $403,000 and an operating loss of $8 million in 2000 and revenues of $161,000 and an operating loss of $5.2 million for the period from the acquisition date (April 8, 1999) through December 31, 1999.

In 1999, Therics signed a five-year collaboration agreement with Warner-Lambert Company, which merged with Pfizer, Inc. in 2000, aimed at developing formulations of several model compounds to be chosen by the parties, which could then be used as templates for the development of the same or different compounds. Therics will receive R&D support funding for its work under this agreement..

Revenues recognized by Therics to date relate entirely to payments received for R&D support. See Note 1 beginning on page 46 for more information on revenue recognition.

Therics is exclusively licensed in the healthcare field under 15 U.S. patents, owns four U.S. patents, and has applied for 20 U.S. trademarks and filed a number of other patent applications with respect to its technology. Therics spent approximately $13 million in 2001 and $8.2 million in 2000 on R&D ativities. For the period from the acquisition date to the end of 1999, Therics spent approximately $4.5 million on R&D activities.

Molecumetics. Molecumetics operates a drug discovery research laboratory in Bellevue, Washington, where it uses patented chemical technology to develop new drug candidates for licensing to pharmaceutical and biotechnology companies. Molecumetics has entered into a number of research collaboration and license agreements that are described below. Each of these agreements, except for the agreements with ChoongWae Pharma Corporation ("ChoongWae"; see below) and Athersys, Inc. ("Athersys"; see below), provide for R&D support funding. Each of these agreements, again except for the Choong Wae and Athersys agreements, also provide for additional payments if Molecumetics achieves certain milestones based on the clinical progression of program compounds, as well as future royalties if sales of products from the programs occur. Revenues recognized to date relate entirely to payments received for R&D support, including revenues of $4 million in 2001, $6.9 million in 2000 and $7.6 million in 1999. See Note 1 beginning on page 46 for more information on revenue recognition.

To date, no Molecumetics compounds have advanced to the clinical phase nor does it have licensed products for which royalties are received. Any discussion of the possibility of realizing future royalties is speculative. Molecumetics' operating losses were $8.9 million in 2001, $5.6 million in 2000 and $3.4 million in 1999. As of December 31, 2001, Tredegar had invested $50.4 million in Molecumetics ($34.6 million after tax benefits received from the deduction of Molecumetics' operating losses in Tredegar's consolidated tax return). The book value of Molecumetics' net assets included in Tredegar's consolidated balance sheet was $5.1 million at December 31, 2001. Molecumetics also has future rental commitments under noncancelable operating leases through 2004 (most of which contain sublease options) totaling $1.4 million.

In 2001, Molecumetics entered into a compound supply agreement with Tularik, Inc. Tularik will screen Molecumetics' proprietary compounds in its small-molecule drug discovery efforts against a variety of biological targets. Tularik has paid Molecumetics for access to these compounds and will pay milestones and license fees should any compounds be optimized by Tularik and/or advanced to clinical trials.

In 2000, Molecumetics entered into a two-year collaboration agreement with Athersys for the development of small-molecule drug candidates. Under the agreement, Athersys will use its novel RAGE-VT™ (Random Activation of Gene Expression for Validated Targets) technology to provide Molecumetics with 12 cell lines expressing validated targets of interest. Molecumetics will use its chemistry-based technology platform to identify and develop novel small-molecule drug candidates against the validated targets. Under the terms of the agreement, Molecumetics can access the targets by paying a licensing fee or through a co-development option. The co-development option allows both companies to co-invest in particular projects and share in any downstream value that is created.

In 1999, Molecumetics entered into a one-year research collaboration agreement with Pharmacia Corporation ("Pharmacia") to identify and develop inhibitors of Cysteinyl aspartate-specific proteinases ("Caspases"). Caspases play a central role in apoptosis, the inappropriate expression of which contributes to the underlying pathology in many human diseases. Under the agreement, Molecumetics identifies and optimizes lead compounds, and Pharmacia is responsible for in-vivo testing and all pre-clinical and clinical development activities. Pharmacia also has worldwide exclusive rights to develop and commercialize the resulting compounds.

In 1999, Molecumetics expanded its existing relationship with Asahi Chemical Industry Co., Ltd. ("Asahi") by signing a three-year research collaboration agreement, that expires in March 2002, for the discovery and development of new drugs for treatment of central nervous system, cardiovascular, inflammatory and metabolic therapeutic areas. The new agreement replaces a 1997 collaboration agreement between the two companies that focused solely on cardiovascular disorders. Under the terms of the current agreement, the companies mutually select multiple molecular targets to pursue in the agreed-upon therapeutic areas. Molecumetics is responsible for providing libraries of compounds for identifying lead compounds. The two companies share the screening responsibilities and the optimization of lead compounds. Asahi is responsible for the pre-clinical development of the compounds in Japan and other Asian countries. Molecumetics retains all rights to the compounds in North America and Europe.

In 1998, Molecumetics and Bristol-Myers Squibb Company ("BMS") entered into a three-year research alliance aimed at developing new drugs for the treatment of inflammatory and immunological diseases. The collaborative research focused initially on the identification of small-molecule transcription factor inhibitors and has since changed to small molecular inhibitors of the neurokinin-1 receptor. Molecumetics also has supplied BMS with 120,000 of its proprietary compounds for broad-based screening against a wide variety of disease targets. This contract expired in 2001.

In 1998, Molecumetics signed a two-year license and supply agreement with ChoongWae, a Korean pharmaceutical company (in early 2001, this agreement was extended for an additional six months). Under terms of the agreement, ChoongWae synthesizes and delivers certain key chemical intermediates to Molecumetics in exchange for licensing rights to the jointly developed tryptase inhibitors in certain Asian countries. Molecumetics retains the rights to these compounds in all other countries. Tryptase inhibitors could be used to treat asthma, inflammatory bowel disease and psoriasis. The intermediates supplied by ChoongWae are not commercially available, and Molecumetics uses them in its tryptase inhibitors and other programs, and for synthesis of proprietary compounds using its SMART Library® technology. Under the agreement, no cash payment is involved. No revenue has been recognized, and Molecumetics expenses the costs associated with the jointly developed tryptase inhibitors program as incurred.

Molecumetics holds 15 U.S. patents and two U.S. trademarks, and has filed a number of other patent applications with respect to its technology. Molecumetics spent approximately $12.6 million in 2001, $12.3 million in 2000 and $10.8 million in 1999 on R&D activities.

Tredegar Investments

Tredegar Investments is our investment subsidiary. Its investments represent high-risk stakes in technology start-up companies, primarily in the areas of communications, life sciences and information technology. Its primary objective is to generate high after-tax internal rates of return commensurate with the level of risk. More information, including a schedule of investments, is provided in the business segment review on pages 34-36, and in Note 7 beginning on page 57.

On October 23, 2000, we announced our intention to reduce future investments and to harvest our existing venture capital investments. We intend to fund existing commitments and support existing portfolio companies.

As a result of this decision, the former management group of Tredegar Investments, which consisted of five venture capital professionals, formed an independent venture capital partnership (Perennial Ventures) that raises and deploys cash from outside investors. We have entered into a three-year agreement effective January 1, 2001, whereby Perennial Ventures will also manage Tredegar Investments' existing portfolio of direct investments.

General

Patents, Licenses and Trademarks. Tredegar considers patents, licenses and trademarks to be of significance for Film Products, Molecumetics and Therics. We routinely apply for patents on significant developments with respect to each of these businesses. Our patents have remaining terms ranging from 1 to 17 years. We also have licenses under patents owned by third parties.

Research and Development. Tredegar spent approximately $32.9 million in 2001, $27.6 million in 2000 and $22.3 million in 1999 on R&D activities.

Backlog. Backlogs are not material to our operations.

Government Regulation. Laws concerning the environment that affect or could affect our domestic operations include, among others, the Clean Water Act, the Clean Air Act, the Resource Conservation Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), as amended, regulations promulgated under these acts, and any other federal, state or local laws or regulations governing environmental matters. We are in substantial compliance with all applicable laws, regulations and permits. In order to maintain substantial compliance with such standards, we may be required to incur expenditures, the amounts and timing of which are not presently determinable but which could be significant, in constructing new facilities or in modifying existing facilities.

Employees. Tredegar employed approximately 3,200 people at December 31, 2001.

Item 2. PROPERTIES

General

Most of the improved real property and the other assets used in our operations are owned, and none of the owned property is subject to an encumbrance that is material to our consolidated operations. We consider the condition of the plants, warehouses and other properties and assets owned or leased by us to be generally good. We also consider the geographical distribution of our plants to be well-suited to satisfying the needs of our customers.

We believe that the capacity of our plants is adequate to meet our immediate needs. Our plants generally have operated at 50-95 percent of capacity. Our corporate headquarters offices are located at 1100 Boulders Parkway, Richmond, Virginia 23225.

Our principal plants and facilities are listed below:

Film Products

Locations in the United States	*Locations in Foreign Countries*	**Principal Operations**
Carbondale, Pennsylvania (expected to be closed by September 2002)	Guangzhou, China (leased)	Production of plastic films and nonwoven laminate materials
LaGrange, Georgia	Kerkrade, The Netherlands	
Lake Zurich, Illinois	Retsag, Hungary	
New Bern, North Carolina	Roccamontepiano, Italy	
Pottsville, Pennsylvania	San Juan, Argentina	
Tacoma, Washington (leased; expected to be closed by April 2002)	Sao Paulo, Brazil	
Terre Haute, Indiana (2) (technical center and production facility)	Shanghai, China	

Aluminum Extrusions

Locations in the United States	*Locations in Canada*	**Principal Operations**
Carthage, Tennessee	Aurora, Ontario	Production of aluminum extrusions, fabrication and finishing
Kentland, Indiana	Pickering, Ontario	
Newnan, Georgia	Richmond Hill, Ontario	
	Ste Thérèse, Québec	

Tredegar Biotech

Molecumetics leases its laboratory space in Bellevue, Washington. Therics leases space in Princeton, New Jersey.

Tredegar Investments

Tredegar Investments is located in Richmond, Virginia.

Item 3. LEGAL PROCEEDINGS

None.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR TREDEGAR'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Prices of Common Stock and Shareholder Data

Our common stock is traded on the New York Stock Exchange under the ticker symbol TG. We have no preferred stock outstanding. There were 38,142,404 shares of common stock held by 5,009 shareholders of record on December 31, 2001.

The following table shows the reported high and low closing prices of our common stock by quarter for the past two years.

	2001		2000	
	High	Low	High	Low
First quarter	$ 19.50	$ 15.30	$ 32.00	$ 18.13
Second quarter	20.90	16.20	27.94	19.00
Third quarter	21.70	16.05	23.19	17.31
Fourth quarter	19.52	15.55	19.06	15.00

Dividend Information

Effective July 1, 1998, the quarterly dividend rate was increased to 4 cents per share.

All decisions with respect to payment of dividends will be made by the Board of Directors based upon earnings, financial condition, anticipated cash needs and such other considerations as the Board deems relevant. See Note 9 beginning on page 60 for minimum shareholders' equity required.

Annual Meeting

Our annual meeting of shareholders will be held on April 25, 2002, beginning at 9:30 a.m. EDT at the University of Richmond's Jepson Alumni Center in Richmond, Virginia. Formal notice of the annual meeting, proxies and proxy statements will be mailed to shareholders on or about March 12, 2002.

Inquiries

Inquiries concerning stock transfers, dividends, dividend reinvestment, consolidating accounts, changes of address, or lost or stolen stock certificates should be directed to:

American Stock Transfer & Trust Company
Shareholder Services Department
59 Maiden Lane
New York, New York 10038
Phone: 800-937-5449
Web site: www.amstock.com

All other inquiries should be directed to:

Tredegar Corporation
Corporate Communications Department
1100 Boulders Parkway
Richmond, Virginia 23225
Phone: 800-411-7411
E-mail: invest@tredegar.com
Web site: http://www.tredegar.com

Quarterly Information

We do not generate or distribute quarterly reports to shareholders. Information on quarterly results can be obtained from our Web site and from quarterly Form 10-Qs filed with the Securities and Exchange Commission.

Counsel

Hunton & Williams
Richmond, Virginia

Independent Accountants

PricewaterhouseCoopers LLP
Richmond, Virginia

Item 6. SELECTED FINANCIAL DATA

The tables that follow on pages 11-17 present certain selected financial and segment information for the eight years ended December 31, 2001.

EIGHT-YEAR SUMMARY

Tredegar Corporation and Subsidiaries

Years Ended December 31	**2001**	2000	1999	1998	1997	1996	1995	1994
(In thousands, except per-share data)								
Results of Operations (a):								
Gross sales	**$ 783,148**	$ 886,379	$ 835,632	$ 710,742	$ 589,049	$ 530,099	$ 595,610	$ 508,550
Freight	**(15,580)**	(17,125)	(15,221)	(10,946)	(8,045)	(6,548)	(6,156)	(6,342)
Net sales	**767,568**	869,254	820,411	699,796	581,004	523,551	589,454	502,208
Other income (expense), net	**(18,400)**	138,204	(4,362)	4,015	17,015	4,248	(669)	(296)
	749,168	1,007,458	816,049	703,811	598,019	527,799	588,785	501,912
Cost of goods sold	**620,779**	706,817	648,254	553,184	457,896	417,014	489,931	418,469
Selling, general & administrative expenses	**52,107**	52,937	47,357	39,493	37,035	39,719	48,229	47,978
Research and development expenses	**32,887**	27,593	22,313	14,502	13,170	11,066	8,763	8,275
Amortization of intangibles	**4,914**	5,025	3,430	205	50	256	579	1,354
Interest expense (b)	**12,671**	17,319	9,088	1,318	1,952	2,176	3,039	4,008
Unusual items	**15,964** (c)	23,220 (d)	4,065 (e)	(101) (f)	(2,250) (g)	(11,427) (h)	(78) (i)	16,494 (j)
	739,322	832,911	734,507	608,601	507,853	458,804	550,463	496,578
Income from continuing operations before income taxes	**9,846**	174,547	81,542	95,210	90,166	68,995	38,322	5,334
Income taxes	**1,490** (c)	63,171	28,894	31,054 (f)	31,720	23,960	14,269	3,917
Income from continuing operations (a)	**8,356**	111,376	52,648	64,156	58,446	45,035	24,053	1,417
Income from discontinued operations (a)	**1,396**	-	-	4,713	-	-	-	37,218
Net income	**$ 9,752**	$ 111,376	$ 52,648	$ 68,869	$ 58,446	$ 45,035	$ 24,053	$ 38,635
Diluted earnings per share:								
Continuing operations (a)	**.21**	2.86	1.36	1.66	1.48	1.15	.60	.03
Discontinued operations (a)	**.04**	-	-	.12	-	-	-	.79
Net income	**.25**	2.86	1.36	1.78	1.48	1.15	.60	.82

Refer to notes to financial tables on page 17.

EIGHT-YEAR SUMMARY

Tredegar Corporation and Subsidiaries

Years Ended December 31 (In thousands, except per-share data)	2001	2000	1999	1998	1997	1996	1995	1994
Share Data:								
Equity per share	**$ 12.53**	$ 13.07	$ 9.88	$ 8.46	$ 7.34	$ 5.79	$ 4.67	$ 4.25
Cash dividends declared per share	**0.16**	.16	.16	.15	.11	.09	.06	.05
Weighted average common shares outstanding during the period	**38,061**	37,885	36,992	36,286	36,861	36,624	38,748	46,572
Shares used to compute diluted earnings per share during the period	**38,824**	38,908	38,739	38,670	39,534	39,315	40,110	46,842
Shares outstanding at end of period	**38,142**	38,084	37,661	36,661	37,113	36,714	36,528	40,464
Closing market price per share:								
High	**21.70**	32.00	32.94	30.67	24.65	15.13	7.72	4.14
Low	**15.30**	15.00	16.06	16.13	12.54	6.83	3.86	3.11
End of year	**19.00**	17.44	20.69	22.50	21.96	13.38	7.17	3.86
Total return to shareholders (k)	**9.9 %**	(14.9) %	(7.3) %	3.1 %	65.0 %	87.8 %	87.2 %	17.4 %
Financial Position:								
Total assets	**865,031**	903,768	792,487	457,178	410,937	341,077	314,052	318,345
Working capital excluding cash, cash equivalents, broker receivables and current debt	**54,758**	75,529	80,594	52,050	30,279	31,860	54,504	53,087
Current ratio	**2.5:1**	2.4:1	2.0:1	1.9:1	3.1:1	3.2:1	1.8:1	1.9:1
Cash and cash equivalents	**96,810**	44,530	25,752	25,409	120,065	101,261	2,145	9,036
Receivable from securities brokers	**-**	292	-	-	-	-	-	-
Venture capital investments:								
Cost basis	**189,973**	213,096	135,469	60,617	25,826	6,048	3,410	2,200
Carrying value	**155,084**	232,259	140,698	60,024	33,513	6,048	3,410	2,200
Estimated fair value	**171,720**	403,531	205,363	70,841	40,757	15,000	5,700	2,300
Net asset value	**178,291**	334,974	180,201	67,160	35,382	11,777	4,876	2,264
Ending consolidated capital employed (l)	**645,587**	721,008	616,476	309,886	182,481	146,284	203,376	200,842
Capital employed of divested and discontinued operations (Molded Products, Brudi and the Energy segment) (a)	**-**	-	-	-	-	-	60,144	59,267
Debt	**264,498**	268,102	270,000	25,000	30,000	35,000	35,000	38,000
Shareholders' equity (net book value)	**477,899**	497,728	372,228	310,295	272,546	212,545	170,521	171,878
Equity market capitalization (m)	**724,706**	664,090	779,112	824,873	814,940	491,050	261,784	156,236
Net debt (debt less cash, cash equivalents and broker receivables) as a % of net capitalization	**26.0 %**	31.0 %	39.6 %	(0.1) %	(49.4) %	(45.3) %	16.2 %	14.4 %

Refer to notes to financial tables on page 17.

SEGMENT TABLES

Tredegar Corporation and Subsidiaries

Net Sales (n)

Segment	**2001**	2000	1999	1998	1997	1996	1995	1994
(In thousands)								
Film Products	$ **382,740**	$ 380,202	$ 342,300	$ 286,965	$ 298,862	$ 257,306	$ 237,770	$ 188,672
Aluminum Extrusions	**380,387**	479,889	461,241	395,455	266,585	219,044	221,657	193,870
Fiberlux (o)	-	1,856	9,092	11,629	10,596	10,564	11,329	11,479
Tredegar Biotech:								
Molecumetics	**3,991**	6,904	7,617	5,718	2,583	36	-	200
Therics	**450**	403	161	-	-	-	-	-
Tredegar Investments and other (p)	-	-	-	29	2,378	2,090	1,953	2,517
Total ongoing operations (q)	**767,568**	869,254	820,411	699,796	581,004	489,040	472,709	396,738
Divested operations (a):								
Molded Products	-	-	-	-	-	21,131	84,911	76,579
Brudi	-	-	-	-	-	13,380	31,834	28,891
Total	$ **767,568**	$ 869,254	$ 820,411	$ 699,796	$ 581,004	$ 523,551	$ 589,454	$ 502,208

Refer to notes to financial tables on page 17.

SEGMENT TABLES

Tredegar Corporation and Subsidiaries

Operating Profit

Segment (In thousands)	2001	2000	1999	1998	1997	1996	1995	1994
Film Products:								
Ongoing operations	$ **61,787**	$ 47,112	$ 59,554	$ 53,786	$ 50,463	$ 43,158	$ 36,019	$ 34,726
Unusual items	**(9,136)** (c)	(22,163) (d)	(1,170) (e)	-	-	680 (h)	1,750 (i)	-
	52,651	24,949	58,384	53,786	50,463	43,838	37,769	34,726
Aluminum Extrusions:								
Ongoing operations	**25,407**	52,953	56,501	47,091	32,057	23,371	16,777	11,311
Unusual items	**(7,799)** (c)	(1,628) (d)	-	(664) (f)	-	-	-	-
	17,608	51,325	56,501	46,427	32,057	23,371	16,777	11,311
Fiberlux (o):								
Ongoing operations	-	(264)	57	1,433	845	1,220	452	950
Unusual items	-	762 (d)	-	-	-	-	-	-
	-	498	57	1,433	845	1,220	452	950
Tredegar Biotech:								
Molecumetics	**(8,876)**	(5,589)	(3,421)	(3,504)	(4,488)	(6,564)	(4,769)	(3,534)
Therics	**(12,861)**	(8,024)	(5,235)	-	-	-	-	-
Unusual items	-	-	(3,458) (e)	-	-	-	-	-
	(21,737)	(13,613)	(12,114)	(3,504)	(4,488)	(6,564)	(4,769)	(3,534)
Tredegar Investments and Other (p):								
Venture capital investments	**(25,979)**	130,879	(7,079)	615	13,880	2,139	(695)	-
Other	-	-	-	(428)	(267)	(118)	(566)	(5,354)
Unusual items	-	(191) (d)	(149) (e)	765 (f)	-	-	(1,672) (i)	(9,521) (j)
	(25,979)	130,688	(7,228)	952	13,613	2,021	(2,933)	(14,875)
Divested operations (a):								
Molded Products	-	-	-	-	-	1,011	2,718	(2,484)
Brudi	-	-	-	-	-	231	222	(356)
Unusual items	-	-	-	-	2,250 (g)	10,747 (h)	-	(6,973) (j)
	-	-	-	-	2,250	11,989	2,940	(9,813)
Total operating profit	**22,543**	193,847	95,600	99,094	94,740	75,875	50,236	18,765
Interest income	**2,720**	2,578	1,419	2,279	4,959	2,956	333	544
Interest expense (b)	**12,671**	17,319	9,088	1,318	1,952	2,176	3,039	4,008
Corporate expenses, net	**2,746** (c)	4,559	6,389 (e)	4,845	7,581	7,660	9,208	9,967
Income from continuing operations before income taxes	**9,846**	174,547	81,542	95,210	90,166	68,995	38,322	5,334
Income taxes	**1,490** (c)	63,171	28,894	31,054 (f)	31,720	23,960	14,269	3,917
Income from continuing operations	**8,356**	111,376	52,648	64,156	58,446	45,035	24,053	1,417
Income from discontinued operations (a)	**1,396**	-	-	4,713	-	-	-	37,218
Net income	$ **9,752**	$ 111,376	$ 52,648	$ 68,869	$ 58,446	$ 45,035	$ 24,053	$ 38,635

Refer to notes to financial tables on page 17.

SEGMENT TABLES
Tredegar Corporation and Subsidiaries

Identifiable Assets

Segment	**2001**	2000	1999	1998	1997	1996	1995	1994
(In thousands)								
Film Products	**$ 367,291**	$ 367,526	$ 360,517	$ 132,241	$ 123,613	$ 116,520	$ 118,096	$ 108,862
Aluminum Extrusions	**185,927**	210,434	216,258	201,518	101,855	83,814	80,955	89,406
Fiberlux (o)	**-**	-	7,859	7,811	6,886	6,203	6,330	6,448
Tredegar Biotech:								
Molecumetics	**5,608**	4,757	4,749	5,196	2,550	2,911	2,018	1,536
Therics	**9,931**	9,609	9,905	-	-	-	-	-
Tredegar Investments and Other (p)	**158,887**	236,698	145,028	61,098	34,611	7,760	5,442	5,780
Identifiable assets for ongoing operations	**727,644**	829,024	744,316	407,864	269,515	217,208	212,841	212,032
Nonoperating assets held for sale	**-**	-	-	-	-	-	6,057	5,018
General corporate	**40,577**	30,214	22,419	23,905	21,357	22,608	20,326	12,789
Cash and cash equivalents	**96,810**	44,530	25,752	25,409	120,065	101,261	2,145	9,036
Divested operations (a):								
Molded Products	**-**	-	-	-	-	-	44,173	48,932
Brudi	**-**	-	-	-	-	-	28,510	30,538
Total	**$ 865,031**	$ 903,768	$ 792,487	$ 457,178	$ 410,937	$ 341,077	$ 314,052	$ 318,345

Refer to notes to financial tables on page 17.

SEGMENT TABLES

Tredegar Corporation and Subsidiaries

Depreciation and Amortization

Segment	2001	2000	1999	1998	1997	1996	1995	1994
(In thousands)								
Film Products	$ 22,047	$ 23,122	$ 18,751	$ 11,993	$ 10,947	$ 11,262	$ 9,766	$ 9,097
Aluminum Extrusions	11,216	9,862	9,484	8,393	5,508	5,407	5,966	5,948
Fiberlux (o)	-	151	498	544	515	507	577	644
Tredegar Biotech:								
Molecumetics	2,055	1,734	1,490	1,260	996	780	592	573
Therics	2,262	1,782	1,195	-	-	-	-	-
Tredegar Investments and Other (p)	-	18	22	21	135	161	197	720
Subtotal	37,580	36,669	31,440	22,211	18,101	18,117	17,098	16,982
General corporate	329	315	253	254	313	390	481	570
Total ongoing operations	37,909	36,984	31,693	22,465	18,414	18,507	17,579	17,552
Divested operations (a):								
Molded Products	-	-	-	-	-	1,261	5,055	5,956
Brudi	-	-	-	-	-	550	1,201	1,337
Total	$ 37,909	$ 36,984	$ 31,693	$ 22,465	$ 18,414	$ 20,318	$ 23,835	$ 24,845

Capital Expenditures, Acquisitions and Investments

Segment	2001	2000	1999	1998	1997	1996	1995	1994
(In thousands)								
Film Products	$ 24,775	$ 53,161	$ 25,296	$ 18,456	$ 15,354	$ 11,932	$ 10,734	$ 6,710
Aluminum Extrusions	8,506	21,911	16,388	10,407	6,372	8,598	5,454	4,391
Fiberlux (o)	-	425	812	1,477	530	417	465	416
Tredegar Biotech:								
Molecumetics	2,850	2,133	1,362	3,561	366	1,594	894	178
Therics	2,340	1,730	757	-	-	-	-	-
Tredegar Investments and Other (p)	-	86	-	54	5	14	-	99
Subtotal	38,471	79,446	44,615	33,955	22,627	22,555	17,547	11,794
General corporate	519	384	606	115	28	143	231	191
Capital expenditures for ongoing operations	38,990	79,830	45,221	34,070	22,655	22,698	17,778	11,985
Divested operations (a):								
Molded Products	-	-	-	-	-	1,158	6,553	2,988
Brudi	-	-	-	-	-	104	807	606
Total capital expenditures	38,990	79,830	45,221	34,070	22,655	23,960	25,138	15,579
Acquisitions and other	1,918	6,316	215,227	72,102	13,469	-	3,637	-
Venture capital investments	24,504	93,058	81,747	35,399	20,801	3,138	1,904	1,400
Total	$ 65,412	$ 179,204	$ 342,195	$ 141,571	$ 56,925	$ 27,098	$ 30,679	$ 16,979

Refer to notes to financial tables on page 17.

NOTES TO FINANCIAL TABLES

(In thousands, except per-share amounts)

(a) On August 16, 1994, we completed the divestiture of its coal subsidiary, The Elk Horn Coal Corporation. On February 4, 1994, we sold our remaining oil and gas properties. As a result of these events, we report the Energy segment as discontinued operations. In 1998, discontinued operations includes gains for the reimbursement of payments made by us to the United Mine Workers of America Combined Benefit Fund (the "Fund") and the reversal of a related accrued liability established to cover future payments to the Fund. In 2001, discontinued operations includes a gain of $1,396 for the reversal of an income tax contingency accrual upon favorable conclusion of IRS examinations through 1997. The accrual was originally recorded in conjunction with the sale of The Elk Horn Coal Corporation. On March 29, 1996, we sold Molded Products. During the second quarter of 1996, we completed the sale of Brudi. The operating results for Molded Products were historically reported as part of the Plastics segment on a combined basis with Film Products and Fiberlux. Likewise, results for Brudi were combined with Aluminum Extrusions and reported as part of the Metal Products segment. Accordingly, results for Molded Products and Brudi have been included in continuing operations. We began reporting Molded Products and Brudi separately in our segment disclosures in 1995 after announcing our intent to divest these businesses.

(b) Interest expense has been allocated between continuing and discontinued operations based on relative capital employed (see (a)).

(c) Unusual items for 2001 include a charge of $7,799 for the shutdown of the aluminum extrusions plant in El Campo, Texas, a charge of $3,386 for the shutdown of the films manufacturing facility in Tacoma, Washington, a charge of $2,877 for the shutdown of the films manufacturing facility in Carbondale, Pennsylvania, a charge of $1,505 for severance costs related to further rationalization in the films business, a charge of $1,368 for impairment of our films business in Argentina and a gain of $971 for interest received on tax overpayments. Income taxes in 2001 include a tax benefit of $1,904 related to the reversal of income tax contingency accruals upon favorable conclusion of IRS examinations through 1997.

(d) Unusual items for 2000 include a charge of $17,870 related to excess capacity in the plastic films business, a charge of $1,628 related to restructuring at our aluminum plant in El Campo, Texas, a charge of $4,293 for the shutdown of the plastic films manufacturing facility in Manchester, Iowa, a gain of $762 for the sale of Fiberlux, and a charge of $191 for costs associated with the evaluation of financing and structural options for Tredegar Investments.

(e) Unusual items for 1999 include a charge for costs associated with the evaluation of financing and structural options for Tredegar Investments of $149, a gain on the sale of corporate real estate of $712, a charge related to a write-off of in-process research and development expenses associated with the Therics acquisition of $3,458 (see Note 2 on page 53) and a charge for the write-off of excess packaging film capacity of $1,170.

(f) Unusual items for 1998 include a charge related to the shutdown of the powder-coat paint line in the production facility in Newnan, Georgia of $664 and a gain on the sale of APPX Software of $765. Income taxes include a tax benefit of $2,001 related to the sale, including a tax benefit for the excess of APPX Software's income tax basis over its financial reporting basis.

(g) Unusual items for 1997 include a gain of $2,250 related to the redemption of preferred stock received in connection with the 1996 divestiture of Molded Products.

(h) Unusual items for 1996 include a gain on the sale of Molded Products of $19,893, a gain on the sale of a former plastic films manufacturing site in Fremont, California of $1,968, a charge related to the loss on the divestiture of Brudi of $9,146 and a charge related to the write-off of specialized machinery and equipment due to excess capacity in certain industrial packaging films of $1,288.

(i) Unusual items for 1995 include a gain on the sale of Regal Cinema shares of $728, a charge related to the restructuring of APPX Software of $2,400 and a recovery in connection with a Film Products product liability lawsuit of $1,750.

(j) Unusual items for 1994 include the write-off of certain goodwill and intangibles in APPX Software of $9,521, the write-off of certain goodwill in Molded Products of $4,873 and the estimated costs related to the closing of a Molded Products plant in Alsip, Illinois of $2,100.

(k) Total return to shareholders is computed as the sum of the change in stock price during the year plus dividends per share, divided by the stock price at the beginning of the year.

(l) Consolidated capital employed is debt plus shareholders' equity minus cash, cash equivalents and broker receivables.

(m) Equity market capitalization is the closing market price per share for the period times the shares outstanding at the end of the period.

(n) Net sales represent gross sales less freight.

(o) Fiberlux was sold on April 10, 2000.

(p) Tredegar Investments and Other includes APPX Software (sold in 1998 - see (f)) and venture capital investments.

(q) Net sales include sales to P&G totaling $235,236 in 2001, $242,359 in 2000 and $250,020 in 1999. These amounts include plastic film sold to others who converted the film into materials used in products manufactured by P&G.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Tredegar is a manufacturer of plastic film and aluminum extrusions. We also have two operating subsidiaries focused on healthcare-related technologies and an investment subsidiary. Descriptions of our businesses and interests are provided on pages 1-7.

Our manufacturing businesses are quite different from our other interests. Our manufacturing businesses can be analyzed and valued by traditional measures of earnings and cash flow, and because they generate positive ongoing cash flow, they can be leveraged with borrowed funds.

Our healthcare-related operating companies, Molecumetics and Therics, are start-up companies active in drug research, drug delivery and tissue engineering. Each generates operating losses and negative cash flow in the form of net R&D expenditures. Neither has licensed products to date, and revenues consist entirely of collaboration revenues (R&D support payments). They may never generate profits or positive cash flow. If they were stand-alone, independent operations, they would typically be financed by private venture capital.

Our investment subsidiary is comprised of high-risk stakes in technology start-up companies, primarily in the areas of communications, life sciences and information technology. Our primary objective in making these investments is to generate high after-tax internal rates of return commensurate with the level of risk involved.

In summary, we have a variety of business interests with dramatically different risk profiles, which makes the communication of operating results more difficult, especially since we have only one class of stock. As a result, the segment information presented on pages 13-17 and the business segment review on pages 31-36 are critical to understanding our operating results and business risks.

Results of Operations

2001 versus 2000

Revenues. Net sales in 2001 decreased by 12% to $767.6 million compared with $869.3 million in 2000. The lower net sales are due primarily to a decline in volume in Aluminum Extrusions of 20% in 2001 due to adverse economic conditions and cyclical downturn in the end-use markets we serve. Volume in Film Products was down slightly; however, the impact on net sales of lower overall volume in Film Products was offset by higher sales from operations in Europe and China and higher sales of new higher-value products. Net losses for Tredegar Investments totaled $26 million ($16.6 million after income taxes) in 2001 while in 2000 there were net gains of $130.9 million ($83.8 million after income taxes).

Pretax realized gains and losses from investment activities are included in "Other income (expense), net" in the consolidated statements of income on page 42 and in "Venture capital investments" in the operating profit by segment table on page 14. The stand-alone operating expenses (primarily management fee expenses in 2001 and primarily employee compensation and benefits and leased office space and equipment in 2000 and 1999) for our venture capital investment activities are classified in "Selling, general and administrative expenses" ("SG&A") in the consolidated statements of income and in "Venture capital investments" in the operating profit by segment table. These expenses totaled $6.3 million in 2001, $5.1 million in 2000 and $2.5 million in 1999.

For more information on net sales and investment activities, see the business segment review on pages 31-36.

Operating Costs and Expenses. The gross profit margin during 2001 remained flat at 19%, with higher margins realized in Film Products offset by lower margins in Aluminum Extrusions. The margin improvement in Film Products was driven by higher sales of new higher-margin products. The gross profit margin in Film Products in 2000 was negatively impacted by higher production costs associated with the commercialization of new products. The gross profit margin erosion in Aluminum Extrusions was due primarily to lower volumes causing a decline in total variable contribution available to cover fixed manufacturing costs. Competitive pricing pressures also had an adverse impact.

SG&A expenses in 2001 were $52.1 million, down slightly from $52.9 million in 2001. The decrease was primarily due to:

- Lower net expenses related to bad debts and returned goods in 2001 (in Film Products, expenses for bad debts and returned goods declined approximately $3.1 million, while in Aluminum extrusions, these expenses increased approximately $600,000); and
- Higher pension income included in SG&A (increase of $840,000).

The benefits of the above were offset, in part, by:

- Increased expenses in Film Products due to the October 2000 acquisition of ADMA and Promea in Italy (increase of $1.3 million); and
- Increased operating expenses at Tredegar Investments (increase of $1.2 million).

As a percentage of net sales, SG&A expenses increased to 6.8% in 2001 from 6.1% in 2000.

R&D expenses increased to $32.9 million in 2001 from $27.6 million in 2000 primarily due to higher spending at Therics and Molecumetics in support of increased R&D efforts.

Unusual items (net) in 2001 totaled $16 million ($8.3 million after income taxes) and included:

- A fourth-quarter charge of $2.9 million ($1.8 million after income taxes) for the planned shutdown of the films manufacturing facility in Carbondale, Pennsylvania, including an impairment loss for equipment of $1.8 million, excess working capital of $450,000, dismantling of equipment of $200,000 and other items of $400,000;
- A fourth-quarter charge of $1.4 million ($875,000 after income taxes) for impairment of our films business in Argentina due to deteriorating business and economic conditions;
- A fourth-quarter charge of $951,000 ($609,000 after income taxes) for additional costs incurred for the shutdown of the aluminum extrusions plant in El Campo, Texas;

- A fourth-quarter charge of $386,000 ($247,000 after income taxes) for severance costs associated with the shutdown of the films manufacturing facility in Tacoma, Washington;
- A third-quarter charge of $6.8 million ($4.4 million after income taxes) for the shutdown of the aluminum extrusions plant in El Campo, Texas, including an impairment loss for building and equipment of $4.5 million, severance costs of $710,000, excess working capital of $890,000 and other items of $746,000;
- A third-quarter charge of $3 million ($1.9 million after income taxes) for the shutdown of the films manufacturing facility in Tacoma, Washington, including an impairment loss for equipment of $1.2 million, dismantling of equipment and restoration of the leased space of $700,000, excess working capital of $650,000 and other items of $450,000;
- A second-quarter gain of $971,000 ($621,000 after income taxes) for interest received on tax overpayments upon favorable conclusion of IRS examinations through 1997 (included in "Corporate expenses, net" in the operating profit by segment table on page 14); and
- A first-quarter charge of $1.6 million ($1 million after income taxes) for severance costs related to further rationalization in the plastic films business and a fourth-quarter reversal of $95 million ($61million after income taxes) due to revised estimates.

For more information on costs and expenses, see the business segment review on pages 31-36.

Interest Income and Expense. Interest income, which is included in "Other income (expense), net" in the consolidated statements of income, was relatively flat at $2.7 million in 2001 compared with $2.6 million in 2000. A higher average cash and cash equivalents balance (see "Cash Flows" on page 24 for more information) was offset by lower interest yields. The average tax-equivalent yield earned on cash equivalents was approximately 3.8% in 2001 and 6.2% in 2000. Our policy permits investment of excess cash in marketable securities that have the highest credit ratings and maturities of less than one year with the primary objectives being safety of principal and liquidity.

Interest expense decreased to $12.7 million in 2001 from $17.3 million in 2000 due to lower average interest rates and slightly lower average debt. Average debt outstanding and interest rates in 2001 and 2000 were as follows:

(In Millions)	2001	2000
Floating-rate debt with interest charged on a rollover basis at one-month LIBOR:		
Average outstanding debt balance	$ 203.0	$ 252.5
Average interest rate	5.0%	7.2%
Floating-rate debt fixed via interest rate swaps in the second quarter of 2001 and maturing in the second quarter of 2003:		
Average outstanding debt balance	$ 47.0	-
Average interest rate	4.8%	-
Fixed-rate and other debt:		
Average outstanding debt balance	$ 16.7	$ 17.2
Average interest rate	7.2%	7.2%
Total debt:		
Average outstanding debt balance	$ 266.7	$ 267.2
Average interest rate	5.1%	7.2%

The impact on interest expense of lower average interest rates and lower average debt was partially offset by lower capitalized interest ($1.8 million in 2001 versus $2.7 million in 2000) from lower capital expenditures.

Income Taxes. The effective tax rate, excluding unusual items and venture capital investment activities, was approximately 35.5% in 2001 compared with 36.5% in 2000. The decrease during 2001 was mainly due to lower taxes accrued on unremitted earnings from foreign operations. The effective tax rate for venture capital gains, losses and write-downs was 36% in both years. The overall effective tax rate was 15.1% in 2001 compared with 36.2% in 2000. The decline in the overall rate is due primarily to a second-quarter income tax benefit of $1.9 million for the reversal of income tax contingency accruals upon favorable conclusion of IRS examinations through 1997. See Note 15 on page 68 for additional tax rate information.

Results for 2001 also include an after-tax gain from discontinued operations of $1.4 million related to the reversal of an income tax contingency accrual upon favorable conclusion of IRS examinations through 1997. The accrual was originally recorded in conjunction with the sale of The Elk Horn Coal Corporation in 1994.

2000 versus 1999

Revenues. Net sales in 2000 increased by 6% over 1999 due primarily to the acquisition of Exxon Films and overall higher selling prices driven by higher raw material costs. Assuming the acquisition of Exxon Films occurred at the beginning of 1999, pro forma net sales for 1999 were relatively flat with 2000. Higher sales in Aluminum Extrusions (up 4%), due primarily to raw material driven price increases, were partially offset by lower pro forma sales in Film Products (down 1%). Net gains from investment activities totaled $130.9 million ($83.8 million after income taxes) in 2000. Net losses from investment activities totaled $7.1 million ($4.5 million after income taxes) in 1999.

For more information on net sales and investment activities, see the business segment review on pages 31-36.

Operating Costs and Expenses. The gross profit margin during 2000 declined to 19% from 21% during 1999. Lower gross profit margins in Film Products were due mainly to overall lower volume and higher production costs for new products. Lower margins in Aluminum Extrusions were due primarily to lower volume, higher per-unit conversion costs and competitive pricing pressures.

SG&A expenses in 2000 were $52.9 million, up from $47.4 million in 1999 primarily due to:

- The acquisition of Exxon Films (impact of approximately $2 million);
- A $3.5 million charge for doubtful accounts related to two diaper film customers; and
- Increased operating expenses relative to our investment portfolio (increase of approximately $2.6 million).

As a percentage of net sales, SG&A expenses increased to 6.1% in 2000 from 5.8% in 1999.

R&D expenses increased to $27.6 million in 2000 from $22.3 million in 1999 primarily due to:

- Higher spending at Therics in support of its development of bone replacement and reconstructive products combined with a full year of spending at Therics in 2000 versus nine months in 1999 (combined impact of $3.7 million);
- Higher spending at Molecumetics in support of collaboration programs (up $1.5 million); and
- Higher product development spending at Film Products (up $130,000).

Unusual items (net) in 2000 totaled $23.2 million ($14.9 million after income taxes) and included:

- A fourth-quarter charge of $1.6 million ($1 million after income taxes) related to restructuring at our aluminum plant in El Campo, Texas;
- A fourth-quarter gain of $237,000 ($152,000 after income taxes) related to the second-quarter sale of the assets of Fiberlux, Inc.;
- A third-quarter charge of $17.9 million ($11.4 million after income taxes) for the write-off of excess production capacity at our plastic film plants in Lake Zurich, Illinois, and Terre Haute, Indiana, including an impairment loss for equipment of $7.9 million and write-off of the related goodwill of $10 million;
- A third-quarter reversal of $1 million ($640,000 after income taxes) related to the first quarter charge for the shutdown of the Manchester, Iowa, production facility due to revised estimates;
- A second-quarter gain of $525,000 ($336,000 after income taxes) for the sale of the assets of Fiberlux, Inc.;
- A first-quarter charge of $5.3 million ($3.4 million after income taxes) for the shutdown of our plastic films manufacturing facility in Manchester, Iowa, including an impairment loss for building and equipment of $4.1 million, severance costs of $700,000, and excess inventory and other items of $450,000; and
- A first-quarter charge of $191,000 ($122,000 after income taxes) for costs associated with the evaluation of financing and structural options for Tredegar Investments.

For more information on costs and expenses, see the business segment review on pages 31-36.

Interest Income and Expense. Interest income increased to $2.6 million in 2000 from $1.4 million in 1999 due to a higher average cash equivalents balance (see "Cash Flows" on page 24 for more information) and higher yields. The average tax-equivalent yield earned on cash equivalents was approximately 6.2% in 2000 and 5.1% in 1999.

Interest expense increased to $17.3 million in 2000 from $9.1 million in 1999 due to higher average debt outstanding and higher average interest cost. Average debt outstanding was approximately $269.7 million (average of $252.5 million variable-rate debt and average of $17.2 million fixed-rate debt) in 2000 compared to $165.3 million (average of $143 million variable-rate debt and average of $22.3 million fixed-rate debt) in 1999. Average interest cost was 7.2% in 2000 (7.2% average for both variable-rate debt and fixed-rate debt) compared to 6.2% in 1999 (6.1% average on variable-rate debt and 7.2% on fixed-rate debt). The impact on interest expense of higher average debt (see "Cash Flows" on page 24 for more information) and higher average interest was partially offset by higher capitalized interest ($2.7 million in 2000 versus $1.6 million in 1999) from higher capital expenditures.

Income Taxes. The effective tax rate, excluding unusual items and venture capital investment activities, was approximately 36.5% in 2000 compared to 35.5% in 1999. The increase during 2000 was mainly due to higher taxes accrued on unremitted earnings from foreign operations. The effective tax rate for venture capital gains, losses and write-downs was 36% in both years. The overall effective tax rate was 36.2% in 2000 compared to 35.4% in 1999. The increase in the overall rate during 2000 is due to higher taxes accrued on unremitted earnings from foreign operations, lower benefit from foreign sales corporation ("FSC") and lower benefit from R&D credits offset by lower state income tax rates. While the dollar amount of benefit from R&D and FSC is higher, the relative percentage is lower due to the increase in income attributable to venture capital gains. See Note 15 on page 68 for additional tax rate information.

Financial Condition

Assets

Total assets decreased to $865 million at December 31, 2001, from $903.8 million at December 31, 2000, mainly due to:

- A decrease in the carrying value of venture capital investments (down $77.2 million, see Note 7 beginning on page 57); and
- A decrease in accounts receivable and inventory (down $18.9 million) due to lower sales in the fourth quarter of 2001 versus the fourth quarter of 2000.

These decreases were partially offset by the following:

- An increase in cash and cash equivalents (up $52.3 million, see discussion on page 24); and
- Higher prepaid pension assets (up $12.1 million) due to pension income recognized during the year.

Liabilities and Available Credit

Total liabilities were $387.1 million at December 31, 2001, down from $406 million at December 31, 2000, primarily due to the impact of the following:

- Lower accounts payable consistent with lower levels of inventory and sales (down $5.3 million); and
- Lower net deferred income tax liability (down $21.7 million) primarily due to an increase in write-downs of venture capital investments and a decrease in the unrealized gains on available-for-sale securities (see Note 15 on page 68).

The decreases in the above were partially offset by an increase in accrued liabilities (up $11 million) due primarily to accruals for plant shutdowns and divestitures (up $4.5 million) and the accrual for derivative financial instruments (up $4.2 million, see Note 8 on page 60).

Debt outstanding of $264.5 million at December 31, 2001, consisted of a $250 million term loan maturing in 2005, a note payable with a remaining balance of $10 million and other debt assumed in acquisitions of $4.5 million. We also have a revolving credit facility that permits borrowings of up to $275 million (no amounts borrowed at December 31, 2001). The facility matures on July 9, 2002, and Tredegar expects to have a new facility in place by April 30, 2002. See Note 9 on page 60 for more information on debt and credit agreements.

Shareholders' Equity

At December 31, 2001, we had 38,142,404 shares of common stock outstanding and a total market capitalization of $724.7 million, compared with 38,084,407 shares outstanding and a total market capitalization of $664.1 million at December 31, 2000.

During 2001 and 1999, we did not purchase any shares of common stock. During 2000, we purchased 35,000 shares of our common stock for $629,000 ($17.97 per share). Since becoming an independent company in 1989, we have purchased a total of 20.2 million shares for $116.1 million ($5.75 per share). Under a standing authorization from our board of directors, we may purchase an additional four million shares in the open market or in privately negotiated transactions at prices management deems appropriate.

Cash Flows

The reasons for the changes in cash and cash equivalents during 2001, 2000 and 1999, are summarized below:

	(In Millions)		
	2001	2000	1999
Cash and cash equivalents, beginning of year	$ 44.5	$ 25.8	$ 25.4
Cash provided by (used in) continuing operating activities, net of capital expenditures and dividends (including income taxes associated with venture capital net gains or losses)	29.8	(64.3)	40.8
Proceeds from the exercise of stock options (including related income tax benefits realized by Tredegar)	.5	3.9	7.4
Acquisitions (see Note 2 on page 53)	(1.9)	(3.1)	(215.2)
New venture capital investments, net of pretax proceeds from disposals (see Note 7 on page 57)	25.0	76.9	(77.8)
Proceeds from the sale of Fiberlux	-	8.0	-
Other, net	2.5	2.4	.2
Net increase (decrease) in borrowings	(3.6)	(5.1)	245.0
Net increase in cash and cash equivalents	52.3	18.7	0.4
Cash and cash equivalents, end of year	$ 96.8	$ 44.5	$ 25.8

In 2001, cash provided by continuing operating activities, net of capital expenditures and dividends, was $29.8 million compared to cash used in operating activities, net of capital expenditures and dividends, of $64.3 million in 2000. In the statement of cash flows, income taxes related to venture capital investment activities, divestitures and property disposals are classified in operating activities, while related gains and losses are effectively classified with proceeds in investing activities. In addition, income tax benefits on write-downs of venture capital investments typically lag financial reporting recognition. Consequently, despite pretax losses after operating expenses from venture capital investment activities of $26 million in 2001, cash provided by operating activities includes related income taxes paid of $14,000 for the year. Pretax gains after operating expenses for venture capital investment activities were $130.9 million in 2000 and cash used in operating activities includes related income taxes paid of $54 million. The remaining differences between 2001 and 2000 are primarily due to:

- A decrease in the level of capital expenditures (down $40.8 million);
- A decrease in working capital;
- Increased spending at Tredegar Biotech; and
- Lower income from manufacturing operations.

Capital expenditures in 2001 reflect the normal replacement of machinery and equipment and:

- Press modernization at the aluminum extrusions plant in Kentland, Indiana;
- A new plastic films manufacturing facility in Shanghai, China (this plant makes film for primarily hygiene products and began production in 2001);
- Continued expansion of plastic films manufacturing capacity at the facility in Hungary (this plant produces disposable films for hygiene products marketed in Europe);
- Machinery and equipment purchased for a new production line at the plant in Terre Haute, Indiana; and
- Machinery and equipment purchased to upgrade production lines at the plant in Kerkrade, The Netherlands.

In 2000, cash used in continuing operating activities, net of capital expenditures and dividends, was $64.3 million compared to cash provided by continuing operating activities, net of capital expenditures and dividends, of $40.8 million in 1999. This change is due primarily to income taxes paid on net gains from investments (up $55 million), and higher capital expenditures (up $34.6 million), lower cash generated by manufacturing operations and higher spending at Tredegar Biotech.

Capital expenditures in 2000 reflect the normal replacement of machinery and equipment and:

- A new production line at the plant in Terre Haute, Indiana;
- Machinery and equipment purchased for the manufacture of breathable and elastomeric films (these films are replacing traditional hygiene products' backsheet and other components in order to improve comfort and fit);
- Expansion of capacity in Brazil for disposable films for hygiene products, such as feminine pads and diapers;

- Continued expansion of capacity at the Hungary facility;
- The new plastic films manufacturing facility in Shanghai, China;
- The press modernization at the aluminum extrusion plant in Kentland, Indiana; and
- The second phase of a modernization program at the aluminum extrusion plant in Newnan, Georgia (the first phase was completed in 1996).

Cash provided by continuing operating activities, net of capital expenditures and dividends, increased $7.6 million in 1999 due primarily to higher cash flow from operating activities, partially offset by higher capital expenditures (up $11.2 million).

Capital expenditures in 1999 reflect the normal replacement of machinery and equipment and:

- Machinery and equipment purchased for the Hungary facility;
- Machinery and equipment purchased for the manufacture of breathable and elastomeric films;
- Further expansion of diaper backsheet film capacity in Brazil;
- Commercial production capacity for new film products; and
- The second phase of a modernization program at the aluminum extrusion plant in Newnan, Georgia.

Quantitative and Qualitative Disclosures about Market Risk

Tredegar has exposure to the volatility of interest rates, polyethylene and polypropylene resin prices, aluminum ingot and scrap prices, foreign currencies, emerging markets and technology stocks. See Note 9 on page 60 regarding credit agreements and interest rate exposures.

Changes in resin prices, and the timing of those changes, could have a significant impact on profit margins in Film Products; however, those changes are generally followed by a corresponding change in selling prices. Profit margins in Aluminum Extrusions are sensitive to fluctuations in aluminum ingot and scrap prices, but fluctuations are also generally followed by a corresponding change in selling prices; however, there is no assurance that higher ingot costs can be passed along to customers.

In the normal course of business, we enter into fixed-price forward sales contracts with certain customers for the sale of fixed quantities of aluminum extrusions at scheduled intervals. In order to hedge our exposure to aluminum price volatility under these fixed-price arrangements, which generally have a duration of not more than twelve months, we enter into a combination of forward purchase commitments and futures contracts to acquire or hedge aluminum, based on the scheduled deliveries. See Note 6 on page 56 for more information.

We sell to customers in foreign markets through our foreign operations and through exports from U.S. plants. The percentage of sales and total assets for manufacturing operations related to foreign markets for 2001 and 2000 are as follows:

Tredegar Corporation - Manufacturing Operations Percentage of Net Sales and Total Assets Related to Foreign Markets						
	2001			2000		
	% of Total Net Sales *		% Total Assets -	% of Total Net Sales *		% Total Assets -
	Exports From U.S.	Foreign Oper-ations	Foreign Oper-ations *	Exports From U.S.	Foreign Oper-ations	Foreign Oper-ations *
Canada	3	16	13	3	18	15
Europe	1	7	7	1	4	6
Latin America	3	3	3	3	2	3
Asia	3	1	3	4	1	2
Total % exposure to foreign markets	10	27	26	11	25	26

* The percentages for foreign markets are relative to Tredegar's total net sales and total assets from manufacturing operations (consolidated net sales and total assets from continuing operations excluding cash and cash equivalents, Therics, Molecumetics, venture capital investment activities and unusual items).

We attempt to match the pricing and cost of our products in the same currency and generally view the volatility of foreign currencies and emerging markets, and the corresponding impact on earnings and cash flow, as part of the overall risk of operating in a global environment. Exports from the U.S. are generally denominated in U.S. Dollars. We believe that our exposure to the Canadian Dollar has been substantially neutralized by the U.S. Dollar-based spread (the difference between selling prices and aluminum costs) generated from Canadian casting operations and exports from Canada to the U.S.

We have investments in private venture capital fund limited partnerships and early-stage technology companies, including the stock of privately-held companies and the restricted and unrestricted stock of companies that have recently registered shares in initial public offerings. The portfolio is subject to risks typically associated with investments in technology start-up companies, which include business failure, illiquidity and stock market volatility. Furthermore, publicly traded stocks of emerging, technology-based companies have higher volatility and risk than the U.S. stock market as a whole. See the business segment review that begins below and Note 7 beginning on page 57 for more information.

Forward Looking and Cautionary Statements

From time to time, we may make statements that may constitute "forward-looking statements" within the meaning of the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on our then current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those addressed in the forward-looking statements. Factors that may cause such a difference include, but are not limited to the following:

Film Products

- ***Film Products is highly dependent on sales associated with one customer, P&G.*** P&G comprised 31% of our net sales in 2001, 28% in 2000 and 30% in 1999. The loss or significant reduction of sales associated with P&G would have a material adverse effect on our business, as would delays in P&G rolling out products utilizing new technologies developed by Tredegar. While we have undertaken efforts to expand our customer base, there can be no assurance that such efforts will be successful, or that they will offset any delay or loss of sales and profits associated with P&G.

- ***Growth of Film Products depends on our ability to develop and deliver new products, especially in the hygiene market, which comprised over 75% of Film Products' net sales in each of the last three years.*** Hygiene products are now being made with a variety of new materials, replacing traditional backsheet and other components. While we have substantial technical resources, there can be no assurance that our new products can be brought to market successfully, or if brought to market successfully, at the same level of profitability and market share of replaced films. A shift in customer preferences away from our technologies, our inability to develop and deliver new profitable products, or delayed acceptance of our new products in domestic or foreign markets, could have a material adverse effect on our business.

- ***Film Products operates in a field where our significant customers and competitors have substantial intellectual property portfolios.*** The continued success of this business depends on our ability not only to protect our own technologies and trade secrets, but also to develop and sell new products that do not infringe upon existing patents. Although we are not currently involved in any patent litigation, the outcome of any such action could have a significant adverse impact on Film Products.

- ***As Film Products expands its hygiene business, we have greater credit risk that is inherent in broadening our customer base.***

Aluminum Extrusions

- ***Sales volume and profitability of Aluminum Extrusions is cyclical and highly dependent on economic conditions of end-use markets in the United States and Canada, particularly in the construction, distribution and transportation industries.*** Our market segments are also subject to seasonal slowdowns during the winter months. From 1992 to the second quarter of 2000, profits in Aluminum Extrusions grew as a result of positive economic conditions in the markets we serve and manufacturing efficiencies. However, a slowdown in these markets in the second half of 2000 resulted in a 13% decline in sales volume and 28% decline in ongoing operating profit compared with the second half of 1999. The aluminum extrusions industry continued to be affected by poor economic conditions in 2001. Our sales volume declined 20% and operating profit declined 52% in 2001 compared with 2000. The decline in ongoing operating profit at approximately two to three times the rate of the decline in sales volume illustrates the operating leverage inherent in our operations (fixed operating costs). Any benefits associated with cost reductions and productivity improvements may not be sufficient to offset the adverse effects on profitability from pricing and margin pressure and higher bad debts that usually accompany a downturn.

- ***The markets for our products are highly competitive with product quality, service and price being the principal competitive factors.*** As competitors increase capacity or reduce prices to increase business, there could be pressure to reduce prices to our customers. In addition, competition from foreign extruders could result in loss of market share due to their ability to produce at lower costs and sell at lower prices. There can be no assurance that we will be able to maintain current margins and profitability. Our continued success and prospects depend on our ability to retain existing customers and participate in overall industry cross-cycle growth.

Tredegar Biotech

- ***Molecumetics and Therics have incurred losses since inception, and we are unsure when, or if, these operating companies will become profitable.*** We have not been able to bring any drug compounds or bone replacement products to the point of human testing. There can be no assurance that any new drug compounds or bone replacement products can be brought to market successfully.

- ***Our ability to develop and commercialize products will depend on our ability to internally develop preclinical, clinical, regulatory and sales and marketing capabilities, or enter into arrangements with third parties to provide those functions.*** We may not be successful in developing these capabilities or entering into agreements with third parties on favorable terms. Further, our reliance upon third parties for these capabilities could reduce our control over such activities and could make us dependent upon these parties. Our inability to develop or contract for these capabilities would significantly impair our ability to develop and commercialize products. In addition, there can be no assurance that the FDA and other regulatory authorities will clear our products in a timely manner.

- ***We are highly dependent on several principal members of our management and scientific staff.*** The loss of key personnel would have a material adverse effect on our biotechnology businesses and results of operations, and could inhibit product development and commercialization efforts. In addition, recruiting and retaining qualified scientific personnel to perform future R&D work is critical to our success. Competition for experienced scientists is intense. Failure to recruit and retain executive management and scientific personnel on acceptable terms could prevent us from achieving our business objectives.

- ***The patent positions of biotechnology firms generally are highly uncertain and involve complex legal and factual questions that can determine who has the right to develop a particular product.*** No clear policy has emerged regarding the breadth of claims covered by biotechnology patents in the United States. The biotechnology patent situation outside the United States is even more uncertain and is currently undergoing review and revision in many countries. Changes in, or different interpretations of, patent laws in the United States and other countries might allow others to use our discoveries or to develop and commercialize our products without any compensation to us.

Tredegar Investments

- ***The success, continued existence and value of the early-stage technology companies in which we invest depends on their ability to create or develop commercially viable products or businesses, and raise additional capital when needed.*** The possibility that companies in which we invest will not be able to meet their milestones or commercialize their technology, product or business concept presents significant risk. Additionally, companies in which we make seed or expansion round investments will often require substantial additional equity financing to satisfy continuing working capital requirements. Each round of venture financing is typically intended to provide a company with only enough capital to reach the next stage of development. We cannot predict the circumstances or market conditions under which the companies in which we invest will seek additional capital; however, current market conditions are not favorable. Companies that are unsuccessful in raising the needed additional capital are likely to fail, leaving little or no liquidation value for investors.

- ***Many of the venture capital investments we hold are illiquid.*** For private companies in which we have invested, there is no secondary market for our shares and there is no assurance that one will be available in the near future. Additionally, once a company becomes publicly traded, there is generally a period of time in which we are not permitted to trade the securities (the "lock-up" period, which is generally six months).

- ***The success of our venture capital investments will be significantly affected by the state of the securities markets in general and, more specifically, the market for initial public offerings, the market for communications, life science and information technology companies, and the market for mergers and acquisitions.*** We anticipate that a significant portion of our returns will be realized through initial public offerings of companies in which we have invested or through merger and acquisition activity. The market for initial public offerings and merger and acquisition activity is cyclical in nature. Thus, we cannot be certain that the securities markets will be receptive to initial public offerings or merger and acquisition activity, particularly those of early-stage companies. As seen during 2001, any adverse change in the market for initial public offerings could significantly impact our ability to realize our investment objective.

- ***Valuing our venture capital investments is difficult and inexact.*** We value our venture capital investments based on our best estimate of the value of each individual investment. There is typically no public market for our investments in privately held companies. We will consult with venture funds and consulting firms when needed to assist in the valuation of our investments. Valuation is inherently subjective. The net asset value set by management may not reflect the price at which we could sell our shares in the open market.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued two new standards that primarily affect the accounting for acquisitions initiated after June 30, 2001, and the accounting for goodwill. There are transition provisions that may result in the reclassification of carrying values among existing goodwill and other intangible assets. Once adopted, these standards prohibit amortization of goodwill, but require transitional and annual impairment reviews that may result in the recognition of losses, among other requirements.

We anticipate that adoption of these standards will result in an annual reduction of amortization expense of approximately $4.6 million ($3 million after income taxes). Additionally, we will reclassify from intangible assets to goodwill approximately $396,000 related to the Therics workforce, which no longer qualifies as a separately identifiable intangible asset. We will adopt these standards in the first quarter of 2002.

The Financial Accounting Standards Board has also issued a new standard affecting the accounting for the impairment or disposal of long-lived assets. This standard will be adopted during the first quarter of 2002 and is not expected to have a significant impact on the financial statements.

Business Segment Review

Film Products

Sales. Film Products sales were $382.7 million in 2001 versus $380.2 million in 2000. Total volume for the year declined to 310.4 million pounds from 320.5 million pounds (down 3%). The decline in volume is primarily due to lower demand for our diaper backsheet film. The impact of the volume decline on net sales was offset by higher sales from operations in Europe and China and higher sales of new, higher-value specialty film components for diapers and feminine hygiene products.

Film Products sales increased by 11% in 2000 due to the acquisition of Exxon Films on May 17, 1999 (see Note 2 on page 53) and raw material driven price increases. Total volume for the year was up 2% due to the acquisition of Exxon Films. On a pro forma basis (assuming the acquisition of Exxon Films occurred at the beginning of 1999), annual sales for Film Products declined by 1% and volume declined by 11%. The decline in volume was due to:

- Lower volumes in traditional diaper backsheet due to the transition to cloth-like breathable materials;
- Lower volume due to the continuing decline in market share of a major customer; and
- Lower volume due to the loss of some traditional diaper backsheet business in foreign markets to local competition in those markets.

Operating Profit. Film Products operating profit (excluding unusual items) was $61.8 million in 2001, up 31% from $47.1 million in 2000. The improvement in operating profit was due to:

- Growth in foreign operations, including higher profits in Europe (up $7.3 million, including $1.7 million due to a full year of operations for ADMA and Promea), and China (up $1.7 million) partially offset by lower profits in Brazil and Argentina (down $2.6 million);
- A shift away from our diaper backsheet film to higher-margin specialty film components for diapers and feminine hygiene products; and
- A reduction in charges for bad debts and returned goods (impact of $3.1 million).

Film Products operating profit (excluding unusual items) was $47.1 million in 2000, down from $59.6 million in 1999. The decline in operating profit was due to:

- Manufacturing inefficiencies associated with the rollout of cloth-like breathable laminate backsheet for diapers;
- Lower volume from the transition to new products and lower customer market share as noted above;
- Higher costs related to new product development and commercialization efforts; and
- A third-quarter charge of $3.5 million for doubtful accounts related to two diaper film customers.

Identifiable Assets. Identifiable assets in Film Products were $367.3 million in 2001 compared with $367.5 million in 2000. While overall identifiable assets did not change significantly between years, growth opportunities in foreign markets combined with excess capacity in domestic plants resulted in a shift of assets from domestic to foreign locations. Consequently, identifiable assets increased in Europe (up $6.7 million) and China (up $4.5 million) while declining in the United States (down $7.9 million). Identifiable assets declined in Brazil and Argentina (down $3.5 million on a combined basis) due primarily to asset write-downs in Argentina resulting from deteriorating business and economic conditions.

Identifiable assets in Film Products were $367.5 million in 2000, up from $360.5 million in 1999 due primarily to the impact of the following:

- Capital expenditures in excess of depreciation and amortization ($30 million);
- A decrease in accounts receivable and inventory reflecting lower sales volume (down $11.9 million); and
- The write-off of goodwill in connection with the write-off of excess production capacity ($10 million).

Depreciation, Amortization and Capital Expenditures. Depreciation and amortization for Film Products was $22 million in 2001, down slightly from $23.1 million in 2000 due to plant rationalizations. Depreciation and amortization for Film Products was $23.1 million in 2000, up from $18.8 million in 1999 due to the acquisition of Exxon Films in 1999 and capital expenditures (up $27.9 million over 1999). The acquisition of Exxon Films generated goodwill of $115.2 million, $10 million of which was written off in 2000 due to excess production capacity. The required adoption of a new accounting standard effective January 1, 2002, will result in the elimination of goodwill amortization. Had the new standard been effective in 2001, amortization expense for Film Products would have been reduced and operating profit would have increased by $3.7 million.

Capital expenditures in Film Products in 2001 reflect the normal replacement of machinery and equipment and:

- A new manufacturing facility in Shanghai, China;
- Continued expansion of manufacturing capacity at the facility in Hungary;
- Machinery and equipment purchased for a new production line at the plant in Terre Haute, Indiana; and

- Machinery and equipment purchased to upgrade lines at the plant in Kerkrade, The Netherlands.

Capital expenditures in Film Products in 2000 reflect the normal replacement of machinery and equipment and:

- A new production line at our plant in Terre Haute, Indiana;
- Machinery and equipment purchased for the manufacture of breathable and elastomeric films;
- Expansion of capacity in Brazil for disposable films for hygiene products;
- A new plastic film manufacturing facility in Shanghai, China; and
- Continued expansion of capacity at the Hungary facility.

Aluminum Extrusions

Sales. Sales in Aluminum Extrusions declined 21% to $380.4 million in 2001 compared with $479.9 million in 2000. Annual volume declined 20% to 244.3 million pounds from 303.9 million pounds in 2000. The aluminum extrusions industry continues to be affected by poor economic conditions. Despite these conditions, we believe we have maintained our market share (see our market segments in the table on page 3).

Sales in Aluminum Extrusions increased by 4% in 2000 compared with 1999 primarily due to higher average selling prices reflecting higher raw material costs. Volume declined by 4% due to weakening demand from transportation, distribution and construction markets during the second half of the year.

Operating Profit. Operating profit (excluding unusual items) declined 52% to $25.4 million in 2001 compared with $53 million in 2000 due to the decline in volume and pricing pressure related to weak economic conditions.

Operating profit (excluding unusual items) decreased by 6% in 2000 primarily due to lower volumes resulting from weakening demand in our major markets during the latter half of the year, higher per-unit conversion costs and competitive pricing pressures.

Identifiable Assets. Identifiable assets in Aluminum Extrusions were $185.9 million, down from $210.4 million in 2000. The decrease is primarily due to:

- Decreases in accounts receivable and inventory reflecting lower sales (combined decrease of $19.3 million); and
- An impairment charge to property, plant and equipment of $4.5 million related to the closure of the plant in El Campo, Texas.

Identifiable assets in Aluminum Extrusions were $210.4 million in 2000, down from $216.3 million in 1999 due primarily to a decrease in accounts receivable of $15.2 million reflecting lower sales in the fourth quarter of 2000 compared to the fourth quarter of 1999, partially offset by capital expenditures in excess of depreciation and amortization of $12 million.

Depreciation, Amortization and Capital Expenditures. Depreciation and amortization for Aluminum Extrusions was $11.2 million in 2001, up from $9.9 million in 2000 due primarily to capital expenditures. Depreciation and amortization for Aluminum Extrusions was $9.9 million in 2000, up slightly from $9.5 million in 1999 due primarily to capital expenditures.

Capital expenditures in 2001 reflect the normal replacement of machinery and equipment and:

- The modernization of one of the presses at the plant in Kentland, Indiana; and
- Machinery and equipment purchased for the plant in Newnan, Georgia.

Capital expenditures in 2000 reflect the normal replacement of machinery and equipment and:

- The second phase of a press modernization program at the plant in Newnan, Georgia (total capital outlays for this project were approximately $11 million with $3.5 million spent in 2000, $6.2 million spent in 1999 and $1.3 million spent in 1998); and
- The press modernization project at the plant in Kentland, Indiana.

Fiberlux

Fiberlux was sold during the second quarter of 2000 for a gain of $762,000 ($487,680 after taxes). Fiberlux was not material to the consolidated results of operations.

Tredegar Biotech

Revenues recognized to date for Tredegar Biotech (Molecumetics and Therics) (Therics was acquired on April 8, 1999), relate entirely to payments received for R&D support, including revenues of $4.4 million in 2001, $7.3 million in 2000 and $7.8 million in 1999. Operating losses increased to $21.7 million in 2001 from $13.6 million in 2000 due to increased spending at both Molecumetics and Therics in support of increased R&D efforts.

Operating losses increased by $5 million in 2000 from $8.7 million in 1999 due to increased spending for R&D efforts at both Molecumetics and Therics. R&D support revenues from collaboration arrangements decreased at Molecumetics in 2000 compared with 1999 ($6.9 million in 2000 compared to $7.6 million in 1999). This decrease was slightly offset by higher revenue at Therics (up $242,000).

Identifiable assets in Tredegar Biotech were $15.5 million in 2001, $14.4 million in 2000 and $14.7 million in 1999.

Tredegar Investments

Tredegar Investments had a net after-tax loss of $16.6 million in 2001 versus a net after-tax gain of $83.8 million in 2000 and a net after-tax loss of $4.5 million in 1999. A schedule of investments is provided in Note 7 beginning on page 57. Information on how we account for and value our investments is provided in Note 1 beginning on page 46.

The appreciation (depreciation) in net asset value ("NAV") related to investment performance for the last three years is summarized below:

	(In Millions) 2001	2000	1999
Net realized gains, losses, writedowns and related operating expenses for venture capital investments reflected in our consolidated statements of income (net of tax)	$ (16.6)	$ 83.8	$ (4.5)
Change in unrealized appreciation of venture capital investments (net of tax)	(120.1)	89.2	41.4
After-tax appreciation (depreciation) in NAV related to investment performance	$ (136.7)	$ 173.0	$ 36.9

The following companies accounted for the depreciation in NAV during the year:

Investment	Reason for Change	(In Millions) 2001
Public companies:		
Photon Dynamics, Inc.	Acquisition of IRSI, a direct holding	$ (7.3)
Cosine Communications	Change in stock price	(2.2)
Vascular Solutions	Change in stock price	(1.7)
Illumina, Inc.	Change in stock price	(1.7)
SignalSoft Corporation	Change in stock price	(1.1)
Eprise Corporation	Change in stock price	(1.0)
Private companies:		
eWireless, inc.	Lower valuation	(30.5)
Venture capital funds	Various	(28.5)
NovaLux, Inc.	Lower valuation	(26.0)
BroadRiver Communications	Lower valuation	(5.8)
Moai Technologies, Inc.	Lower valuation	(4.0)
Songbird Medical, Inc.	Lower valuation	(3.7)
Etera Corporation	Lower valuation	(3.7)
MediaFlex.com	Lower valuation	(2.6)
EndoVasix, Inc.	Lower valuation	(2.2)
ThinkFree.com	Lower valuation	(1.9)
Cryogen	Lower valuation	(1.8)
Linx Communications, Inc.	Lower valuation	(1.8)
AdiCom Wireless, Inc.	Lower valuation	(1.7)
Riveon	Lower valuation	(1.3)
Xcyte Therapies, Inc.	Lower valuation	(1.2)
Locus Discovery	New round of financing at higher valuation	1.5
Other public and private companies	Various	(2.4)
Depreciation in NAV before operating expenses		(132.6)
After-tax operating and other expenses		(4.1)
Depreciation in NAV related to investment performance		$ (136.7)

The cost basis, carrying value and NAV of our investment portfolio is reconciled below:

	(In Millions) December 31		
	2001	2000	1999
Cost basis of investments	$ 190.0	$ 213.1	$ 135.5
Writedowns taken on securities held (charged to earnings)	(47.9)	(26.6)	(7.8)
Unrealized appreciation on public securities held by Tredegar (reflected directly in equity net of deferred income taxes)	13.0	45.8	13.0
Carrying value of venture capital investments reflected in the balance sheet	155.1	232.3	140.7
Unrealized appreciation in private securities held by Tredegar and in its indirect interest in all securities held by venture capital funds	16.6	171.3	64.7
Estimated fair value of venture capital investments	171.7	403.6	205.4
Estimated income tax benefit (cost) on assumed disposal at fair value	6.6	(68.6)	(25.2)
Estimated NAV of venture capital investments	$ 178.3	$ 335.0	$ 180.2

Changes in NAV are summarized below:

	(In Millions)		
	2001	2000	1999
NAV at beginning of period	$ 335.0	$ 180.2	$ 67.1
After-tax appreciation (depreciation) in NAV related to investment performance (net of operating expenses)	(136.7)	173.0	36.9
After-tax operating expenses funded by Tredegar	4.1	4.2	1.6
New investments	24.5	93.1	81.7
Transfer of NAV of Therics out of portfolio (acquired by Tredegar)	-	-	(4.3)
Reduction in NAV due to the sale of investments	(48.6)	(115.5)	(2.8)
Increase (decrease) in NAV	(156.7)	154.8	113.1
NAV at end of the period	$ 178.3	$ 335.0	$ 180.2

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See discussion of quantitative and qualitative disclosures about market risk beginning on page 26 of Management's Discussion and Analysis.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the index on page 40 for references to the report of independent accountants, management's report on the financial statements, the consolidated financial statements and selected quarterly financial data.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF TREDEGAR

The information concerning directors and persons nominated to become directors of Tredegar included in the Proxy Statement under the heading "Election of Directors" is incorporated herein by reference.

The information included in the Proxy Statement under the heading "Stock Ownership" is incorporated herein by reference.

Set forth below are the names, ages and titles of our executive officers:

Name	Age	Title
John D. Gottwald	47	Chairman of the Board of Directors
Norman A. Scher	64	President and Chief Executive Officer
Douglas R. Monk	56	Executive Vice President and Chief Operating Officer
Thomas G. Cochran	40	Vice President and President, Tredegar Film Products
Edward A. Cunningham	44	Vice President, Corporate Communications and Investor Relations
D. Andrew Edwards	43	Vice President, Finance and Treasurer
Larry J. Scott	51	Vice President, Audit
Nancy M. Taylor	41	Vice President, Administration and Corporate Development, and Corporate Secretary
William J. Wetmore	48	Vice President and President, Aluminum Extrusions

John D. Gottwald. Mr. Gottwald was elected Chairman of the Board of Directors effective September 10, 2001. Mr. Gottwald served as President and Chief Executive Officer from July 10, 1989 until September 10, 2001.

Norman A. Scher. Mr. Scher was elected President and Chief Executive Officer effective September 10, 2001. Mr. Scher served as Executive Vice President and Chief Financial Officer from July 10, 1989 until September 10, 2001. From July 10, 1989 until May 22, 1997, he served as Treasurer.

Douglas R. Monk. Mr. Monk was elected Executive Vice President and Chief Operating Officer on November 18, 1998, and is responsible for our manufacturing operations. Mr. Monk has served as a Vice President since August 29, 1994, and served as President of Aluminum Extrusions from February 23, 1993 to December 1, 1998.

Thomas G. Cochran. Mr. Cochran was elected Vice President on November 28, 2001. Mr. Cochran has served as President of Tredegar Film Products since February 22, 2000. Mr. Cochran was the Managing Director of Tredegar Film Products' European operations from January, 1998 until May, 1999, and Business Development Manager of those operations from September, 1996 until December, 1997. Mr. Cochran was President of Brudi, Inc., a former subsidiary of Tredegar, from January, 1995 until August, 1996.

Edward A. Cunningham. Mr. Cunningham was elected Vice President, Corporate Communications and Investor Relations on May 24, 2000. Mr. Cunningham served as Director of Corporate Communications and Investor Relations from March 1, 1994 until May 24, 2000. From July 10, 1989 until March 1, 1994, he served as Manager of Corporate Communications.

D. Andrew Edwards. Mr. Edwards was elected Vice President, Finance, and Treasurer on November 18, 1998. Mr. Edwards has served as Treasurer since May 22, 1997. From October 19, 1992 until July 10, 2000, Mr. Edwards served as Controller.

Larry J. Scott. Mr. Scott was elected Vice President, Audit, on May 24, 2000. Mr. Scott served as Director of Internal Audit from February 24, 1994 until May 24, 2000.

Nancy M. Taylor. Ms. Taylor was elected Vice President, Administration and Corporate Development, on September 10, 2001. Ms. Taylor has served as Secretary since February 24, 1994. Ms. Taylor served as Vice President, Law, from November 18, 1998 until September 10, 2001. Ms. Taylor served as General Counsel from May 22, 1997 until July 25, 2000. From February 24, 1994 until May 22, 1997, Ms. Taylor served as Corporate Counsel. She served as Assistant General Counsel from September 1, 1991 until February 24, 1994.

William J. Wetmore. Mr. Wetmore was elected Vice President on May 24, 2000. He has also served as President of Aluminum Extrusions since December 1, 1998. Mr. Wetmore served as Director of Operations for Aluminum Extrusions since October 1, 1996. He was the plant manager of the Aluminum Extrusions plant in Carthage, Tennessee prior to that time.

Item 11. EXECUTIVE COMPENSATION

The information included in the Proxy Statement under the heading "Compensation of Executive Officers and Directors" is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information included in the Proxy Statement under the heading "Stock Ownership" is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

PART IV

Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) List of documents filed as a part of the report:

(1) Financial statements:

Tredegar Corporation
Index to Financial Statements and Supplementary Data

(2) Financial statement schedules:

None.

(3) Exhibits:

See Exhibit Index on page 75.

(b) Reports on Form 8-K

We did not file or amend any reports on Form 8-K during the last quarter of the year ended December 31, 2001.

INDEPENDENT ACCOUNTANTS' AND MANAGEMENT'S REPORTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
of Tredegar Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Tredegar Corporation and Subsidiaries ("Tredegar") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Richmond, Virginia
January 17, 2002

MANAGEMENT'S REPORT ON THE FINANCIAL STATEMENTS

Tredegar's management has prepared the financial statements and related notes appearing on pages 42-71 in conformity with generally accepted accounting principles. In so doing, management makes informed judgments and estimates of the expected effects of events and transactions. Financial data appearing elsewhere in this report are consistent with these financial statements.

Tredegar maintains a system of internal controls to provide reasonable, but not absolute, assurance of the reliability of the financial records and the protection of assets. The internal control system is supported by written policies and procedures, careful selection and training of qualified personnel and an extensive internal audit program.

These financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants. Their audit was made in accordance with generally accepted auditing standards and included a review of Tredegar's internal accounting controls to the extent considered necessary to determine audit procedures.

The Audit Committee of the Board of Directors, composed of outside directors only, meets with management, internal auditors and the independent accountants to review accounting, auditing and financial reporting matters. The independent accountants are appointed by the Board on the recommendation of the Audit Committee, subject to shareholder approval.

CONSOLIDATED STATEMENTS OF INCOME

Tredegar Corporation and Subsidiaries

Years Ended December 31	2001	2000	1999
(In thousands, except per-share amounts)			
Revenues:			
Gross sales	$ 783,148	$ 886,379	$ 835,632
Freight	(15,580)	(17,125)	(15,221)
Net sales	767,568	869,254	820,411
Other income (expense), net	(18,400)	138,204	(4,362)
Total	749,168	1,007,458	816,049
Costs and expenses:			
Cost of goods sold	620,779	706,817	648,254
Selling, general and administrative	52,107	52,937	47,357
Research and development	32,887	27,593	22,313
Amortization of intangibles	4,914	5,025	3,430
Interest	12,671	17,319	9,088
Unusual items	15,964	23,220	4,065
Total	739,322	832,911	734,507
Income from continuing operations before income taxes	9,846	174,547	81,542
Income taxes	1,490	63,171	28,894
Income from continuing operations	8,356	111,376	52,648
Income from discontinued operations	1,396	-	-
Net income	$ 9,752	$ 111,376	$ 52,648
Earnings per share:			
Basic:			
Continuing operations	$ .22	$ 2.94	$ 1.42
Discontinued operations	.04	-	-
Net income	$ .26	$ 2.94	$ 1.42
Diluted:			
Continuing operations	$ .21	$ 2.86	$ 1.36
Discontinued operations	.04	-	-
Net income	$ .25	$ 2.86	$ 1.36

See accompanying notes to financial statements.

CONSOLIDATED BALANCE SHEETS

Tredegar Corporation and Subsidiaries

December 31	2001	2000
(In thousands, except share amounts)		
Assets		
Current assets:		
Cash and cash equivalents	$ 96,810	$ 44,530
Receivable from securities brokers	-	292
Accounts and notes receivable	79,274	96,652
Income taxes recoverable	5,410	3,857
Inventories	45,316	46,825
Deferred income taxes	16,022	13,788
Prepaid expenses and other	2,880	2,818
Total current assets	245,712	208,762
Property, plant and equipment, at cost:		
Land and land improvements	17,705	12,125
Buildings	68,731	62,631
Machinery and equipment	448,055	443,418
Total property, plant and equipment	534,491	518,174
Less accumulated depreciation	267,148	244,667
Net property, plant and equipment	267,343	273,507
Venture capital investments	155,084	232,259
Other assets and deferred charges	60,404	49,661
Goodwill and other intangibles	136,488	139,579
Total assets	$ 865,031	$ 903,768
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 46,507	$ 51,818
Accrued expenses	47,637	36,593
Current portion of long-term debt	5,000	-
Total current liabilities	99,144	88,411
Long-term debt	259,498	268,102
Deferred income taxes	18,985	40,650
Other noncurrent liabilities	9,505	8,877
Total liabilities	387,132	406,040
Commitments and contingencies (Notes 7, 14 and 17)		
Shareholders' equity:		
Common stock (no par value):		
Authorized 150,000,000 shares;		
Issued and outstanding - 38,142,404 shares in 2001 and 38,084,407 in 2000	107,104	106,587
Common stock held in trust for savings restoration plan (53,871 shares in 2001 and 2000)	(1,212)	(1,212)
Accumulated other comprehensive income (loss):		
Unrealized gain on available-for-sale securities	8,314	29,331
Foreign currency translation adjustment	(6,007)	(5,732)
Loss on derivative financial instruments	(2,708)	-
Retained earnings	372,408	368,754
Total shareholders' equity	477,899	497,728
Total liabilities and shareholders' equity	$ 865,031	$ 903,768

See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Tredegar Corporation and Subsidiaries

Years Ended December 31	2001	2000	1999
(In thousands)			
Cash flows from operating activities:			
Net income	$ 9,752	$ 111,376	$ 52,648
Adjustments for noncash items:			
Income from discontinued operations	(1,396)	-	-
Depreciation	32,995	31,959	28,263
Amortization of intangibles	4,914	5,025	3,430
Write-off of goodwill and other intangibles	-	9,950	3,725
Deferred income taxes	(8,906)	(4,673)	1,456
Accrued pension income and postretirement benefits	(10,821)	(6,648)	(2,904)
Loss (gain) on venture capital investments	19,655	(135,969)	4,622
Loss on equipment writedowns and divestitures	8,531	13,080	458
Allowance for doubtful accounts	3,143	5,630	1,854
Changes in assets and liabilities, net of effects from acquisitions and divestitures:			
Accounts and notes receivable	13,899	17,994	(15,147)
Inventories	1,249	4,176	(2,120)
Income taxes recoverable and other prepaid expenses	(1,617)	(3,691)	1,059
Accounts payable and accrued expenses	3,203	(23,990)	15,547
Other, net	313	(2,642)	(871)
Net cash provided by operating activities	74,914	21,577	92,020
Cash flows from investing activities:			
Capital expenditures	(38,990)	(79,830)	(45,221)
Acquisitions (net of cash acquired of $2,393 in 2000; excludes debt assumed of $3,234 in 2000)	(1,918)	(3,082)	(215,227)
Venture capital investments	(24,504)	(93,058)	(81,747)
Proceeds from the sale of venture capital investments	49,477	169,988	3,936
Proceeds from property disposals and divestitures	2,458	9,497	1,424
Other, net	28	1,635	(1,326)
Net cash provided by (used in) investing activities	(13,449)	5,150	(338,161)
Cash flows from financing activities:			
Dividends paid	(6,098)	(6,077)	(5,950)
Net increase (decrease) in borrowings	(3,604)	(5,132)	245,000
Repurchases of Tredegar common stock	-	(629)	-
Proceeds from exercise of stock options (including related income tax benefits realized)	517	3,889	7,434
Net cash provided by (used in) financing activities	(9,185)	(7,949)	246,484
Increase in cash and cash equivalents	52,280	18,778	343
Cash and cash equivalents at beginning of period	44,530	25,752	25,409
Cash and cash equivalents at end of period	$ 96,810	$ 44,530	$ 25,752
Supplemental cash flow information:			
Interest payments (net of amount capitalized)	$ 12,884	$ 20,648	$ 5,554
Income tax payments, net	$ 8,267	$ 72,181	$ 24,367

See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Tredegar Corporation and Subsidiaries

(In thousands, except share and per-share data)

	Common Stock		Retained Earnings	Trust for Savings Restoration Plan	Accumulated Other Comprehensive Income (Loss)			Total Shareholders' Equity
	Shares	Amount			Unrealized Gain on Available-for-Sale Securities	Foreign Currency Translation	Loss on Derivative Financial Instruments	
Balance December 31, 1998	36,660,751	$ 95,893	$ 216,757	$ (1,212)	$ 1,376	$ (2,519)	$ -	$ 310,295
Comprehensive income:								
Net income	-	-	52,648	-	-	-	-	52,648
Other comprehensive income:								
Available-for-sale securities adjustment, net of reclassification adjustment (net of tax of $3,911)	-	-	-	-	6,954	-	-	6,954
Foreign currency translation adjustment (net of tax of $466)	-	-	-	-	-	847	-	847
Comprehensive income								60,449
Cash dividends declared ($.16 per share)	-	-	(5,950)	-	-	-	-	(5,950)
Issued upon exercise of stock options (including related income tax benefits of $3,007)	1,000,389	7,434	-	-	-	-	-	7,434
Balance December 31, 1999	37,661,140	103,327	263,455	(1,212)	8,330	(1,672)	-	372,228
Comprehensive income:								
Net income	-	-	111,376	-	-	-	-	111,376
Other comprehensive income (loss):								
Available-for-sale securities adjustment, net of reclassification adjustment (net of tax of $11,813)	-	-	-	-	21,001	-	-	21,001
Foreign currency translation adjustment (net of tax of $2,186)	-	-	-	-	-	(4,060)	-	(4,060)
Comprehensive income								128,317
Cash dividends declared ($.16 per share)	-	-	(6,077)	-	-	-	-	(6,077)
Repurchases of Tredegar common stock	(35,000)	(629)	-	-	-	-	-	(629)
Issued upon exercise of stock options (including related income tax benefits of $633)	458,267	3,889	-	-	-	-	-	3,889
Balance December 31, 2000	38,084,407	106,587	368,754	(1,212)	29,331	(5,732)	-	497,728
Comprehensive income:								
Net income	-	-	9,752	-	-	-	-	9,752
Other comprehensive income (loss):								
Available-for-sale securities adjustment, net of reclassification adjustment (net of tax of $11,822)	-	-	-	-	(21,017)	-	-	(21,017)
Foreign currency translation adjustment (net of tax of $148)	-	-	-	-	-	(275)	-	(275)
Cumulative effect of accounting change for derivative financial instruments (net of tax of $170)							303	303
Derivative financial instruments adjustment (net of tax of $1,657)							(3,011)	(3,011)
Comprehensive loss								(14,248)
Cash dividends declared ($.16 per share)	-	-	(6,098)	-	-	-	-	(6,098)
Issued upon exercise of stock options (including related income tax benefits of $64)	57,997	517	-	-	-	-	-	517
Balance December 31, 2001	38,142,404	$ 107,104	$ 372,408	$ (1,212)	$ 8,314	$ (6,007)	$ (2,708)	$ 477,899

See accompanying notes to financial statements.

Tredegar Corporation and Subsidiaries
(In thousands, except Tredegar share and per-share amounts and unless otherwise stated)

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations. Tredegar Corporation and subsidiaries ("Tredegar") is engaged in the manufacture of plastic films and aluminum extrusions. We also operate a biotechnology division that is developing a variety of healthcare-related technologies and we have an investment subsidiary. For more information on our products, principal markets and customers, see the "Description of Business" on pages 1-7 and the segment tables on pages 13-17. During the years 1999 and 2000, we made several acquisitions (see Note 2).

Basis of Presentation. The consolidated financial statements include the accounts and operations of Tredegar and all of its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Foreign Currency Translation. The financial statements of foreign subsidiaries, where the local currency is the functional currency, are translated into U.S. Dollars using exchange rates in effect at the period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Adjustments resulting from the translation of these financial statements are reflected as a separate component of shareholders' equity.

The financial statements of foreign subsidiaries where the U.S. Dollar is the functional currency, and which have certain transactions in a local currency, are remeasured as if the functional currency were the U.S. Dollar. The remeasurement of local currencies into U.S. Dollars creates translation adjustments which are included in income. Transaction and remeasurement gains or losses included in income were not material in 2001, 2000 and 1999.

Cash and Cash Equivalents. Cash and cash equivalents consist of cash on hand in excess of daily operating requirements and highly liquid investments with original maturities of three months or less. At December 31, 2001 and 2000, Tredegar had approximately $90,000 and $40,000, respectively, invested in securities with maturities of two months or less.

Our policy permits investment of excess cash in marketable securities that have the highest credit ratings and maturities of less than one year. The primary objectives of the policy are safety of principal and liquidity.

Inventories. Inventories are stated at the lower of cost or market, with cost principally determined on the last-in, first-out ("LIFO") basis. Other inventories are stated on either the weighted average cost or the first-in, first-out basis. Cost elements included in work-in-process and finished goods inventories are raw materials, direct labor and manufacturing overhead.

Property, Plant and Equipment. Accounts include costs of assets constructed or purchased, related delivery and installation costs and interest incurred on significant capital projects during their construction periods. Expenditures for renewals and betterments also are capitalized, but expenditures for repairs and maintenance are expensed as incurred. The cost and accumulated depreciation applicable to assets retired or sold are removed from the respective accounts, and gains or losses thereon are included in income.

Property, plant and equipment includes capitalized interest of $1,791 in 2001, $2,744 in 2000 and $1,550 in 1999.

Depreciation is computed primarily by the straight-line method based on the estimated useful lives of the assets, which range from 15 to 40 years for buildings and land improvements and generally 2 to 20 years for machinery and equipment.

Investments. We have investments in private venture capital fund limited partnerships and early-stage technology companies, including the stock of privately held companies and the restricted and unrestricted stock of companies that have recently registered shares in initial public offerings. These investments individually represent voting ownership interests of less than 20%.

The securities of public companies held by us (common stock listed on Nasdaq) are classified as available-for-sale and stated at fair value, with unrealized holding gains or losses excluded from earnings and reported net of deferred income taxes in a separate component of shareholders' equity until realized. The securities of private companies held by us (primarily convertible preferred stock) are accounted for at the lower of cost or estimated fair value. Ownership interests of less than or equal to 5% in private venture capital funds are accounted for at the lower of cost or estimated fair value, while ownership interests in excess of 5% in such funds are accounted for under the equity method.

We write-down or write-off an investment and recognize a loss when events indicate the investment is permanently impaired. For private securities and ownership interests in private venture capital funds, permanent impairment is deemed to exist whenever the estimated fair value at quarterly valuation dates is below carrying value. For available-for-sale securities, permanent impairment is deemed to exist if analyst reports or other information on the company indicates that recovery of value above cost basis is unlikely within several quarters.

The fair value of securities of public companies is determined based on closing price quotations, subject to estimated restricted stock discounts. Restricted securities are securities for which an agreement exists not to sell shares for a specified period of time, usually 180 days. Also included within the category of restricted securities are unregistered securities, the sale of which must comply with an exemption from the registration requirements of the Securities Act of 1933 (usually SEC Rule 144). These unregistered securities are either the same class of stock that is registered and publicly traded or are convertible into a class of stock that is registered and publicly traded. Restricted issues of the same class of stock that is publicly traded are classified as available-for-sale securities if the securities can be reasonably expected to qualify for sale within one year. We estimate discounts to apply to restricted stock based on the circumstances surrounding each security, including the restriction period, the average trading volume of the security relative to our holdings and the discount applied by other venture capital funds with similar restrictions, if known.

We estimate the fair value of securities of private companies using purchase cost, prices of recent significant private placements of securities of the same issuer, changes in financial condition and prospects of the issuer, and estimates of liquidation value. The fair value of ownership interests in private venture capital funds is based on our estimate of our distributable share of fund net assets using, among other information:

- The general partners' estimate of the fair value of non-marketable securities held by the funds (which is usually the indicative value from the latest round of financing or a reduced amount if events subsequent to the financing imply a lower valuation);
- Closing bid prices of publicly traded securities held by the funds, subject to estimated restricted stock discounts; and
- Fund formulas for allocating profits, losses and distributions.

The limited partnership agreements for each venture capital fund that we participate in are similar. Generally, 80% of the capital transaction gain or loss and net income or loss is allocated to all partners in proportion to their respective total capital contributions. The remaining 20% is allocated to the general partner. Should the allocation of losses lead to a negative balance in the capital account of the general partner, the amount of loss necessary to bring the general partner's capital account to zero is reallocated to limited partners. If the capital accounts of the limited partners include reallocated loss from the general partner, the 20% share of capital transaction gains allocable to the general partner is first applied to the limited partners until the loss is restored in the ratio of 99:1 in favor of the limited partners. The remaining reallocated capital transaction gains or net income or loss, if any, are allocated to the general partner and limited partners according to their normal allocation percentages.

Because of the inherent uncertainty associated with the valuations of restricted securities or securities for which there is no public market, estimates of fair value may differ significantly from the values that would have been used had a ready market for the securities existed. The portfolio is subject to risks typically associated with investments in technology start-up companies, which include business failure, illiquidity and stock market volatility. Furthermore, publicly traded stocks of emerging, technology-based companies usually have higher volatility and risk than the U.S. stock market as a whole.

Gains and losses recognized are included in "Other income (expense), net" in the consolidated statements of income on page 42 and "Venture capital investments" in the operating profit by segment table in Note 3. We classify the stand-alone operating expenses (primarily management fee expenses in 2001 and primarily employee compensation and benefits and leased office space and equipment in 2000 and 1999) for our venture capital investment activities with gains and losses in "Venture capital investments" in the operating profit by segment table. These expenses, which are reported in selling, general and administrative expenses in the consolidated statements of income, totaled $6,338 in 2001, $5,096 in 2000 and $2,457 in 1999.

Goodwill and Other Intangibles. The components of goodwill and other intangibles at December 31, 2001 and 2000, and related amortization periods are as follows:

December 31	2001	2000	Amortization Periods
Goodwill at acquisition date related to:			
The acquisition of the assets of the plastic films business of Exxon Chemical Company (May 17, 1999)	$ 115,243	$ 115,243	30 years
Acquisitions prior to November 1, 1970, and relating to Aluminum Extrusions	19,484	19,484	Not amortized
The acquisition of Exal Aluminum Inc. (June 11, 1998)	13,074	13,074	40 years
The acquisition of the assets of Therics, Inc. (April 8, 1999)	4,908	4,908	10 years
The acquisiton of the stock of ADMA and Promea (October 13, 2000)	5,455	3,537	30 years
Other Therics intangibles at acquisition date:			
In-process R&D	3,458	3,458	Immediate write-off
Tradename	2,236	2,236	10 years
Workforce	881	881	5 years
Other (primarily patent rights and licenses acquired)	603	603	No more than 17 yrs.
Total at cost	165,342	163,424	
Accumulated amortization	(13,824)	(8,910)	
Accumulated write-off of goodwill and in-process R&D acquired	(13,408)	(13,408)	
Accumulated impact of foreign currency translation and other	(1,622)	(1,527)	
Net	$ 136,488	$ 139,579	

We evaluate the periods of amortization continually to determine whether events and circumstances warrant revised estimates of useful lives. See ***Recently Issued Accounting Standards*** for changes affecting the accounting for goodwill effective January 1, 2002.

Impairment of Long-Lived Assets. We review long-lived tangible and intangible assets for possible impairment on a quarterly basis. For assets to be held and used in operations, if events indicate that an asset may be impaired, we estimate the future unlevered cash flows expected to result from the use of the asset and its eventual disposition. Assets (including intangibles) are grouped for this purpose at the lowest level for which there are identifiable and independent cash flows. If the sum of these undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of the impairment loss is based on the estimated fair value of the asset.

Assets to be disposed of are reported at the lower of their carrying amount or estimated fair value less cost to sell, with an impairment loss recognized for any write-downs required.

Pension Costs and Postretirement Benefit Costs Other than Pensions. Pension costs and postretirement benefit costs other than pensions are accrued over the period employees provide service to the company. Our policy is to fund our pension plans at amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974 and to fund postretirement benefits other than pensions when claims are incurred.

Postemployment Benefits. We periodically provide certain postemployment benefits purely on a discretionary basis. Related costs for these programs are accrued when it is probable that benefits will be paid. All other postemployment benefits are either accrued under current benefit plans or are not material to our financial position or results of operations.

Revenue Recognition. Revenue from the sale of products is recognized when delivery of product to the customer has occurred, the price of the product is fixed and determinable, and collectibility is reasonably assured. Amounts billed to customers related to freight have been classified as gross sales in the accompanying consolidated statements of income. The cost of freight has been classified as a separate line in the accompanying consolidated statements of income.

Contract research revenue from collaboration agreements at Tredegar Biotech (Molecumetics and Therics) is accounted for under the percentage-of-completion method. Under the percentage-of-completion method, contract research support payments received in advance are recorded as deferred revenue and recognized as revenue only after the services to which they relate have been performed. The application of this revenue recognition method is dependent on the contractual arrangement of each agreement. Accordingly, revenue is recognized on the proportional achievement of deliveries against a compound delivery schedule or as development labor is expended against a total R&D labor plan, as appropriate. A contract is considered substantially complete when the remaining costs and potential risks associated with that contract are insignificant in amount. There is little or no profit generated from contract research support programs. At December 31, 2001, no contractually defined milestones had been achieved and there were no licensed products. Accordingly, no milestone-driven revenue or royalties have been recognized.

Income Taxes. Income taxes are recognized during the period in which transactions enter into the determination of income for financial reporting purposes, with deferred income taxes being provided at enacted statutory tax rates on the differences between the financial reporting and tax bases of assets and liabilities (see Note 15). We accrue U.S. federal income taxes on unremitted earnings of our foreign subsidiaries.

Earnings Per Share. Basic earnings per share is computed using the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed using the weighted average common and potentially dilutive common equivalent shares outstanding, determined as follows:

	2001	2000	1999
Weighted average shares outstanding used to compute basic earnings per share	**38,061,161**	37,884,656	36,991,974
Incremental shares issuable upon the assumed exercise of stock options	**762,967**	1,023,160	1,747,504
Shares used to compute diluted earnings per share	**38,824,128**	38,907,816	38,739,478

Incremental shares issuable upon the assumed exercise of outstanding stock options are computed using the average market price during the related period.

Stock-Based Employee Compensation Plans. Stock options, stock appreciation rights ("SARs") and restricted stock grants are accounted for under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations whereby:

- No compensation cost is recognized for fixed stock option or restricted stock grants unless the quoted market price of the stock at the measurement date (ordinarily the date of grant or award) is in excess of the amount the employee is required to pay; and
- Compensation cost for SARs is recognized and adjusted up through the date of exercise or forfeiture based on the estimated number of SARs expected to be exercised multiplied by the difference between the market price of our stock and the amount the employee is required to pay.

The company provides additional pro forma disclosures of the fair value based method (see Note 11).

Financial Instruments We use derivative financial instruments for the purpose of hedging aluminum price volatility and interest rate exposures that exist as part of ongoing business operations. Our derivative financial instruments are designated as and qualify as cash flow hedges. Accordingly, all derivatives are recognized on the balance sheet at fair value. A change in the fair value of the derivative that is highly effective as and that is designated and qualifies as a cash flow hedge is recorded in other comprehensive income. Gains and losses reported in other comprehensive income are reclassified to earnings in the periods in which earnings are affected by the variability of cash flows of the hedged transaction. Such gains and losses are reported on the same line as the underlying hedged item. Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative exceed the variability in the cash flows of the forecasted transaction) is recorded in current period earnings. There was no hedge ineffectiveness recognized in earnings in 2001.

Our policy requires that we formally document all relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking various hedge transactions. We also formally assess (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, we discontinue hedge accounting prospectively.

As a policy, we do not engage in speculative or leveraged transactions, nor do we hold or issue financial instruments for trading purposes.

The cash flows related to financial instruments are classified in the statements of cash flows in a manner consistent with those of the transactions being hedged.

See *Recently Adopted Accounting Standards* and Note 6 for additional information.

Comprehensive Income. Comprehensive income, which is included in the consolidated statement of shareholders' equity, is defined as net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments recorded net of deferred income taxes directly in shareholders' equity.

For 2001, other comprehensive income also includes the cumulative effect adjustment for the adoption of the new accounting standard for derivative financial instruments (see *Recently Adopted Accounting Standards*) and changes in the gains and losses on derivative financial instruments recorded net of deferred income taxes directly in shareholders equity.

The available-for-sale securities adjustment included in the consolidated statement of shareholders' equity is comprised of the following components:

	2001	2000	1999
Available-for-sale securities adjustment:			
Unrealized net holding gains (losses) arising during the period	$ (3,859)	$ 185,584	$ 12,295
Income taxes	1,389	(66,810)	(4,426)
Reclassification adjustment for net losses (gains) realized in income	(28,980)	(152,770)	(1,429)
Income taxes	10,433	54,997	514
Available-for-sale securities adjustment	$ (21,017)	$ 21,001	$ 6,954

Recently Adopted Accounting Standards. On January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Financial Instruments and Hedging Activities," and its related amendment, Statement of Financial Accounting Standards No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS No. 133"). These standards require that all derivative financial instruments be recognized on the balance sheet at their fair value as either assets or liabilities. Changes in the fair value of derivatives that are designated and effective as a hedge transaction are recorded each period in earnings or accumulated other comprehensive income, depending on the type of hedge transaction. Gains and losses reported in accumulated other comprehensive income are included in earnings in the periods in which earnings are affected by the hedged item. Gains and losses that represent hedge ineffectiveness are recorded in current period earnings in the period of the change. On January 1, 2001, the adoption of SFAS No. 133 resulted in a cumulative effect of an accounting change that increased accumulated other comprehensive income by $303. There was no cumulative effect to earnings.

See Note 6 for additional information on our financial instruments.

Recently Issued Accounting Standards. In June 2001, the Financial Accounting Standards Board issued two new standards that primarily affect the accounting for acquisitions initiated after June 30, 2001, and the accounting for goodwill. There are transition provisions that may result in the reclassification of carrying values among existing goodwill and other intangible assets. Once adopted, these standards prohibit amortization of goodwill, but require transitional and annual impairment reviews that may result in the recognition of losses, among other requirements.

We anticipate that adoption of these standards will result in an annual reduction in amortization expense of approximately $4,600 ($3,000 after income taxes). Additionally, we will reclassify from intangible assets to goodwill approximately $396 related to the Therics workforce, which no longer qualifies as a separately identifiable intangible asset. We will adopt these standards in the first quarter of 2002.

The Financial Accounting Standards Board has also issued a new standard affecting the accounting for the impairment and disposal of long-lived assets. This standard will be adopted during the first quarter of 2002 and is not expected to have a significant impact on the financial statements.

2 ACQUISITIONS

On October 13, 2000, Tredegar acquired the stock of ADMA s.r.l. ("ADMA") and Promea Engineering s.r.l. ("Promea") for cash consideration of $3,082 (including transaction costs and debt assumed of $3,234 and net of cash acquired of $2,393). Additional contingent consideration in the amount of $1,918 was paid in 2001. ADMA manufactures films used primarily in personal hygiene markets while Promea manufactures equipment to produce hygienic films and laminates. Both companies are headquartered in Chieti, Italy, and share a manufacturing site in Roccamontepiano, Italy.

On May 17, 1999, Tredegar acquired the assets of Exxon Chemical Company's plastic films business ("Exxon Films") for cash consideration of approximately $205,007 (including transaction costs). The acquisition was funded with borrowings under our revolving credit facility, and has since been refinanced by a term loan (see Note 9). The asset-purchase structure, unlike a stock-purchase transaction, allows Tredegar to deduct for tax purposes over time the full value of depreciable fixed assets and intangibles (goodwill).

In addition to the above-mentioned acquisitions, Tredegar acquired the assets of Therics, Inc. ("Therics") on April 8, 1999 for cash consideration of $13,600 (including transaction costs). Before the acquisition, Tredegar owned approximately 19% of Therics. Upon the final liquidation of the former Therics, Tredegar paid approximately $10,220 to effectively acquire the remaining 81% ownership interest. Tredegar recognized a nonrecurring charge of $3,458 (classified in unusual items in the consolidated statements of income) in the second quarter of 1999 related to the write-off of acquired in-process R&D (see more information on pages 3-4).

These acquisitions were accounted for using the purchase method. Goodwill (the excess of the purchase price over the estimated fair value of identifiable net assets acquired) and identifiable intangibles arising from the acquisitions of ADMA, Promea, Exxon Films and Therics are summarized in Note 1. The operating results for the acquired business have been included in the consolidated statements of income since the dates acquired.

Selected historical and pro forma financial information is as follows (assumes the acquisitions of Therics and Exxon Films occurred at the beginning of 1999):

Selected Historical and Pro Forma Financial Information		
	Historical 1999	Pro Forma (Unaudited) 1999
Net sales	$ 820,411	$ 863,706
Income from continuing operations	52,648	51,323
Diluted earnings per share from continuing operations	1.36	1.32

3 BUSINESS SEGMENTS

Information by business segment and geographic area for the last three years is provided below. There are no accounting transactions between segments and no allocations to segments. Film Products' primary customer for permeable, breathable and elastomeric films and nonwoven film laminates is The Procter & Gamble Company ("P&G"). Net sales to P&G totaled $235,356 in 2001, $242,359 in 2000 and $250,020 in 1999. These amounts include plastic film sold to others that converted the film into materials used in products manufactured by P&G.

	Net Sales			*Operating Profit*		
	2001	2000	1999	2001	2000	1999
Film Products:						
Ongoing operations	$ **382,740**	$ 380,202	$ 342,300	$ **61,787**	$ 47,112	$ 59,554
Unusual items (a)	-	-	-	**(9,136)**	(22,163)	(1,170)
	382,740	380,202	342,300	**52,651**	24,949	58,384
Aluminum Extrusions:						
Ongoing operations	**380,387**	479,889	461,241	$ **25,407**	$ 52,953	$ 56,501
Unusual items (a)	-	-	-	**(7,799)**	(1,628)	-
	380,387	479,889	461,241	**17,608**	51,325	56,501
Fiberlux:						
Ongoing operations	-	1,856	9,092	-	(264)	57
Unusual items (a)	-	-	-	-	762	-
	-	1,856	9,092	-	498	57
Tredegar Biotech:						
Molecumetics	**3,991**	6,904	7,617	**(8,876)**	(5,589)	(3,421)
Therics	**450**	403	161	**(12,861)**	(8,024)	(5,235)
Unusual items (a)	-	-	-	-	-	(3,458)
	4,441	7,307	7,778	**(21,737)**	(13,613)	(12,114)
Tredegar Investments:						
Venture capital investments	-	-	-	**(25,979)**	130,879	(7,079)
Unusual items (a)	-	-	-	-	(191)	(149)
	-	-	-	**(25,979)**	130,688	(7,228)
Total (b)	$ **767,568**	$ 869,254	$ 820,411	**22,543**	193,847	95,600
Interest income				**2,720**	2,578	1,419
Interest expense				**12,671**	17,319	9,088
Corporate expenses, net (a)				**2,746**	4,559	6,389
Income from continuing operations before income taxes				**9,846**	174,547	81,542
Income taxes (a)				**1,490**	63,171	28,894
Income from continuing operations				**8,356**	111,376	52,648
Income from discontinued operations (a)				**1,396**	-	-
Net income				$ **9,752**	$ 111,376	$ 52,648

(a) See Note 16 for more information on unusual items, and Note 18 for more information on discontinued operations.

(b) The difference between total consolidated gross sales as reported in the consolidated statements of income on page 42 and segment and geographic net sales reported in this footnote is freight of $15,580 in 2001, $17,125 in 2000 and $15,221 in 1999.

December 31	Identifiable Assets 2001	2000	1999
Film Products	$ 367,291	$ 367,526	$ 360,517
Aluminum Extrusions	185,927	210,434	216,258
Fiberlux	-	-	7,859
Tredegar Biotech:			
Molecumetics	5,608	4,757	4,749
Therics	9,931	9,609	9,905
Tredegar Investments	158,887	236,698	145,028
Subtotal	727,644	829,024	744,316
General corporate	40,577	30,214	22,419
Cash and cash equivalents	96,810	44,530	25,752
Total	$ 865,031	$ 903,768	$ 792,487

	Depreciation and Amortization			Capital Expenditures		
	2001	2000	1999	2001	2000	1999
Film Products	$ 22,047	$ 23,122	$ 18,751	$ 24,775	$ 53,161	$ 25,296
Aluminum Extrusions	11,216	9,862	9,484	8,506	21,911	16,388
Fiberlux	-	151	498	-	425	812
Tredegar Biotech:						
Molecumetics	2,055	1,734	1,490	2,850	2,133	1,362
Therics	2,262	1,782	1,195	2,340	1,730	757
Tredegar Investments	-	18	22	-	86	-
Subtotal	37,580	36,669	31,440	38,471	79,446	44,615
General corporate	329	315	253	519	384	606
Total	$ 37,909	$ 36,984	$ 31,693	$ 38,990	$ 79,830	$ 45,221

	Net Sales by Geographic Area 2001	2000	1999
United States	$ 480,006	$ 558,387	$ 528,243
Exports from the United States to:			
Canada	21,611	26,802	25,365
Latin America	23,752	26,224	23,453
Europe	11,342	9,685	8,815
Asia	25,906	31,437	30,156
Foreign operations:			
Canada	118,404	153,713	152,379
Europe	56,329	35,579	29,588
Latin America	19,148	21,713	18,054
Asia	11,070	5,714	4,358
Total (b)	$ 767,568	$ 869,254	$ 820,411

December 31	Identifiable Assets by Geographic Area 2001	2000	1999
United States	$ 575,915	$ 673,687	$ 605,659
Canada	78,353	89,663	96,786
Europe	43,025	36,337	22,349
Latin America	14,776	18,308	14,421
Asia	15,575	11,029	5,101
General corporate	40,577	30,214	22,419
Cash and cash equivalents	96,810	44,530	25,752
Total	$ 865,031	$ 903,768	$ 792,487

4 ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable consist of the following:

December 31		2001		2000
Trade, less allowance for doubtful accounts and sales returns of $8,133 in 2001 and $6,375 in 2000	$	75,955	$	94,561
Other		3,319		2,091
Total	$	79,274	$	96,652

5 INVENTORIES

Inventories consist of the following:

December 31		2001		2000
Finished goods	$	8,407	$	7,997
Work-in-process		4,560		4,314
Raw materials		21,800		23,889
Stores, supplies and other		10,549		10,625
Total	$	45,316	$	46,825

Inventories stated on the LIFO basis amounted to $20,080 at December 31, 2001 and $18,400 at December 31, 2000, which are below replacement costs by approximately $13,543 at December 31, 2001 and $13,719 at December 31, 2000.

6 FINANCIAL INSTRUMENTS

In the normal course of business, we enter into fixed-price forward sales contracts with certain customers for the sale of fixed quantities of aluminum extrusions at scheduled intervals. In order to hedge our exposure to aluminum price volatility under these fixed-price arrangements, which generally have a duration of not more than 12 months, we enter into a combination of forward purchase commitments and futures contracts to acquire or hedge aluminum, based on the scheduled deliveries. The futures contracts are designated as and accounted for as cash flow hedges. These contracts involve elements of credit and market risk that are not reflected on our balance sheet, including the risk of dealing with counterparties and their ability to meet the terms of the contracts. The counterparties to our forward purchase commitments are major aluminum brokers and suppliers, and the counterparties to our futures contracts are major financial institutions. Fixed-price forward sales contracts are only made available to our best and most credit-worthy customers.

We use interest rate swaps to manage interest rate exposure. Our interest rate swaps are designated as and accounted for as cash flow hedges (see Note 9). Counterparties to our interest rate swaps consist of large major financial institutions. We continually monitor our positions and the credit ratings of our counterparties and the amount of exposure to each counterparty. While counterparties may expose us to potential losses due to the credit risk of non-performance, losses are not anticipated.

During 2001, $1,460 of net losses was reclassified from other comprehensive income to earnings and was offset by gains from transactions relating to the underlying hedged item. As of December 31, 2001, we expect $1,285 of net deferred loss reported in accumulated other comprehensive income to be reclassified to earnings within the next twelve months. During 2001, there were no gains nor losses reclassified into earnings because the hedge transaction was no longer expected to occur.

7 INVESTMENTS

A summary of our investment activities is provided below:

	2001	2000	1999
Carrying value of venture capital investments, beginning of period	$ 232,259	$ 140,698	$ 60,024
Venture capital investment activity for period (pre-tax amounts):			
New investments	24,504	93,058	81,747
Proceeds from the sale of investments, including broker receivables at end of period	(49,185)	(170,280)	(3,936)
Realized gains	33,104	154,928	3,112
Realized losses, write-offs and write-downs	(52,759)	(18,959)	(7,734)
Transfer of carrying value of Therics out of portfolio (acquired by Tredegar)	-	-	(3,380)
Increase (decrease) in net unrealized gain on available-for-sale securities	(32,839)	32,814	10,865
Carrying value of venture capital investments, end of period	$ 155,084	$ 232,259	$ 140,698

Our remaining unfunded commitments to private venture capital funds totaled approximately $36,669 at December 31, 2001, which we expect to fund over the next two years. Effective January 1, 2001, we entered into a three-year agreement whereby Perennial Ventures will manage our existing portfolio of direct investments. The agreement calls for remaining management fee payments of $5,000 in 2002 and $4,000 in 2003.

A schedule of investments is provided on the next two pages.

Tredegar Corporation
Schedule of Investments at December 31, 2001 and 2000
(In Thousands, Except Per-Share Amounts)

Investment	Symbol	Yrs. Held (a)	Description	Web Site (www.)	Public Common Stock or Equivalents at 12/31/01: Shares Held	Closing Price	Estimated Restricted Stock Discount (c)	12/31/01 (f): Estimated Fair Value (b)	Carrying Value (b)	Cost Basis	12/31/00 (f): Estimated Fair Value (b)	Carrying Value (b)	Cost Basis
Securities of Public Companies Held:													
Illumina, Inc.	ILMN	3.1	Fiber optic sensor technology for drug screening	*illumina.com*	914	$ 11.76	0%	$ 10,749	$ 10,749	$ 2,173	$ 21,395	$ 21,395	$ 3,925
Adolor Corporation	ADLR	3.1	Develops pain-management therapeutic drugs	*adolor.com*	206	17.95	0%	3,704	3,704	844	12,291	12,291	3,000
Vascular Solutions	VASC	4.0	Vascular access site closure system	*vascularsolutions.com*	861	2.79	0%	2,401	2,401	2,429	5,060	5,060	2,450
SignalSoft Corporation	SGSF	3.8	Wireless caller location detection software	*signalsoftcorp.com*	412	4.47	0%	1,835	1,835	1,330	7,261	7,261	3,006
Photon Dynamics, Inc. (e)	PHTN	3.6	Test and repair systems for flat panel display industry	*photondynamics.com*	21	45.65	20%	763	387	940	14,993	3,825	4,700
Cisco Systems, Inc. (e)	CSCO	2.5	Worldwide leader in networking for the Internet	*cisco.com*	14	18.11	0%	245	245	200	405	405	200
Nortel Networks Corporation (e)	NT	3.8	Networking solutions and services	*nortelnetworks.com*	25	7.46	20%	151	148	117	617	617	117
CardioGenesis Corporation	CGCP	7.6	Coronary revascularization	*eclipsesurg.com*	113	1.17	0%	132	132	616	381	381	2,464
Openwave Systems, Inc. (e)	OPWV	2.1	Infrastructure applications for the Internet	*openwave.com*	1	9.79	0%	14	14	7	2,689	2,689	348
Superconductor Tech., Inc.	SCON	2.5	Manufactures filters for wireless networks	*suptech.com*	-	-	0%	-	-	-	603	603	552
Rosetta Inpharmatics, Inc.	RSTA	4.6	Gene function/drug screening on a chip	*rii.com*	-	-	0%	-	-	-	13,599	13,599	4,745
Eprise Corporation	EPRS	4.0	Web site maintenance & development tool	*eprise.com*	-	-	0%	-	-	-	2,633	2,633	2,382
Total securities of public companies held								19,994	19,615	8,656	81,927	70,759	27,889
Securities of Private Companies Held:													
CryoGen		6.3	Micro-cryogenic catheters for medical applications	*cryogen-inc.com*				2,339	2,339	3,910	4,265	3,054	3,054
Sensitech Inc.		4.8	Perishable product mgmt. solutions	*sensitech.com*				3,197	2,333	2,333	3,154	2,333	2,333
Bell Geospace		4.3	Presentation of 3D data to the oil & gas industry	*bellgeo.com*				-	-	-	-	-	3,500
Songbird Medical, Inc.		4.4	Disposable hearing aids					3,303	3,303	5,215	8,013	4,210	4,210
RedCreek Communications		4.1	Internet and intranet security	*redcreek.com*				-	-	-	706	549	2,256
Appliant, Inc.		4.2	Software tools for managing executable software	*appliant.com*				6,439	3,899	3,899	6,352	3,899	3,899
Ellipsys Technologies, Inc.		3.9	Telephone system error detection	*ellipsystech.com*				-	-	-	-	-	2,275
HemoSense		4.1	Point of care blood coagulation time test device	*hemosense.com*				2,771	2,485	2,485	2,733	2,485	2,485
Moai Technologies, Inc.		4.0	System for holding auctions on the Internet	*moai.com*				-	-	2,021	6,263	2,021	2,021
Babycare, Ltd.		3.9	Direct retailing of baby care products in China					-	-	1,009	-	-	1,009
NovaLux, Inc.		3.6	Blue-green light lasers	*novalux.com*				10,149	10,149	10,149	50,801	10,149	10,149
Xcyte Therapies, Inc.		3.4	Develops drugs to treat cancer & other disorders	*xcytetherapies.com*				4,634	4,634	4,634	5,598	3,795	3,795
Advanced Diagnostics, Inc.		3.1	3-D medical imaging equipment					2,137	2,121	2,121	1,321	1,371	1,371
Praxon, Inc.		2.8	Integrated business communications equipment	*praxon.com*				-	-	-	-	-	2,309
AdiCom Wireless, Inc.		2.8	Wireless local loop technology	*adicomwireless.com*				-	-	-	2,648	2,648	4,062
EndoVasix, Inc.		2.9	Device for treatment of ischemic strokes	*endovasix.com*				800	800	4,000	4,270	4,000	4,000
eWireless, inc.		2.9	Technology linking cell phone users & advertising	*ewireless.com*				-	-	2,250	47,728	2,250	2,250
Cooking.com, Inc.		2.8	Sales of cooking-related items over the Internet	*cooking.com*				1,500	1,500	4,500	1,500	1,500	4,500
MediaFlex.com		2.7	Internet-based printing & publishing	*mediaflex.com*				-	-	3,500	4,085	3,500	3,500
eBabyCare Ltd.		2.6	Sales of babycare products over the Internet in China					-	-	314	-	-	314
Kodiak Technologies, Inc.		2.5	Cooling products for organ & pharma transport	*kodiaktech.com*				2,202	2,202	2,202	1,694	1,694	1,694
Artemis Medical, Inc.		2.5	Medical devices for breast cancer surgery					3,267	2,467	2,467	3,201	2,467	2,467
CEPTYR, Inc.		2.4	Develops small molecule drugs	*ceptyr.com*				1,750	1,750	1,750	1,750	1,750	1,750
GreaterGood.com		2.2	Internet marketing targeted at donors to charities	*greatergood.com*				-	-	-	-	-	3,781
Etera Corporation		2.1	Sales of branded perennial plants over the Internet	*etera.com*				-	-	-	5,269	5,000	5,000
ThinkFree.com		2.2	Java-based software complementary to Microsoft Office	*thinkfree.com*				741	741	1,491	3,696	1,491	1,491
BroadRiver Communications		2.1	Local DSL provider	*purepacket.com*				-	-	4,779	9,136	4,779	4,779
Quarry Technologies, Inc.		2.1	Technology for delivery of differentiated service levels	*quarrytech.com*				2,567	2,567	4,046	3,425	3,425	3,425
Norborn Medical, Inc.		1.8	Device for treatment of cardiovascular disease					-	-	-	-	-	188
FastTrack Systems, Inc.		1.9	Clinical trial data management information systems					7,182	5,479	5,479	7,962	5,134	5,134
Riveon, Inc.		1.9	Web-based data mining software for business managers					-	-	1,990	1,700	1,700	1,700
MedManage Systems Inc.		1.7	Management of prescription drug sampling programs					5,200	5,200	5,200	4,000	4,000	4,000
Linx Communications, Inc.		1.3	Unified communications and messaging systems					-	-	-	3,000	3,000	3,000
Infinicon, Inc.		1.5	Manufacturer of infiniband input/output products					4,573	4,573	4,573	3,485	3,485	3,485
Cbyon, Inc.		1.5	Provider of software image data to assist surgeons					4,178	4,178	4,178	3,500	3,500	3,500
Extreme Devices		1.3	Manufacturer of integrated, solid-state electron source					5,000	5,000	5,000	5,000	5,000	5,000
Subtotal securities of private companies held								73,929	67,720	95,495	206,255	94,189	113,686

See notes on page 59.

Tredegar Corporation
Schedule of Investments at December 31, 2001 and 2000
(In Thousands, Except Per-Share Amounts)

Investment	Yrs. Held (a)	Description	Web Site (www.)	12/31/01 (f) Estimated Fair Value (b)	12/31/01 (f) Carrying Value (b)	12/31/01 (f) Cost Basis	12/31/00 (f) Estimated Fair Value (b)	12/31/00 (f) Carrying Value (b)	12/31/00 (f) Cost Basis
Total securities of public companies held (from page 58)				19,994	19,615	8,656	81,927	70,759	27,889
Subtotal securities of private companies held (from page 58)				73,929	67,720	95,495	206,255	94,189	113,686
Locus Discovery	1.1	Computational chemogenomics technology		6,333	4,000	4,000	3,000	3,000	3,000
eTunnels	1.0	VPNs across all ISPs and companies		3,748	3,748	3,748	3,000	3,000	3,000
Elixir	1.0	Evaluation technology for anti-aging compounds		2,827	2,827	2,827	250	250	250
Total securities of private companies held				86,837	78,295	106,070	212,505	100,439	119,936
Limited partnership interests in private venture capital funds (period held of .1 - 7.5 years) (d)				64,889	57,174	75,247	109,099	61,061	65,271
Total investments				171,720	$ 155,084	$ 189,973	403,531	$ 232,259	$ 213,096
Estimated taxes on assumed disposal at fair value				(6,571)			68,557		
Estimated net asset value ("NAV")				$ 178,291			$ 334,974		

Notes:

(a) The period held for an investment in a company or a venture capital fund is computed using the initial investment date and the current valuation date. If a company has merged with another company, then the initial investment date is the date of the investment in the predecessor company.

(b) Amounts are shown net of carried interest estimated using realized and unrealized net gains to date. Amounts may change due to changes in estimated carried interest, and such changes are not expected to be material. Carried interest is the portion of value payable to portfolio managers based on realized net gains and is a customary incentive in the venture capital industry.

(c) Restricted securities are securities for which an agreement exists not to sell shares for a specified period of time, usually 180 days. Also included within the category of restricted securities are unregistered securities, the sale of which must comply with an exemption to the Securities Act of 1933 (usually SEC Rule 144). These unregistered securities are either the same class of stock that is registered and publicly traded or are convertible into a class of stock that is registered and publicly traded.

(d) At December 31, 2001, Tredegar had ownership interests in 28 venture capital funds, including an indirect interest in the following public companies, among others (disposition of shares held by venture funds, including distributions to limited partners, is at the sole discretion of the general partner of the fund):

Indirect Investment	Symbol	Description	Indirect Interest in Common Shares	Closing Price	Average Restricted Stock Dis-count	Indirect Estimated Fair Value	Indirect Cost Basis
Universal Access, Inc.	UAXS	Wholesale provider of high bandwidth services *(universalaccessinc.com)*	616	4.69	20%	2,313	521
Illumina, Inc.	ILMN	Fiber optic sensor technology for drug screening *(illumina.com)*	197	11.76	20%	1,858	333
Array Biopharma	ARRY	Drug discovery research using innovative chemistry *(arraybiopharma.com)*	110	14.86	20%	1,305	236
Adolor Corporation	ADLR	Develops pain-management therapeutic drugs *(adolor.com)*	84	17.95	20%	1,212	411
Seattle Genetics	SGEN	Biopharmaceuticals for treatment of cancers *(seattlegenetics.com)*	119	5.70	20%	542	219
Lucent Technologies, Inc.	LU	Developer and manufacturer of communications systems *(lucent.com)*	71	6.30	0%	444	59
Genomica Corporation	GNOM	Software for accelerating drug discovery and development *(genomica.com)*	107	4.56	20%	391	296
Photon Dynamics, Inc.	PHTN	Test and repair systems for flat panel display industry *(photondymanics.com)*	8	45.65	20%	290	359
ASAT Holdings	ASTT	Provider of semiconductor assemply and testing services *(asat.com)*	182	1.65	20%	240	520

(e) Public company stock received from the acquisition of a private company in the portfolio.

(f) Our portfolio is subject to risks typically associated with investments in technology start-up companies, which include business failure, illiquidity and stock market volatility.

8 ACCRUED EXPENSES

Accrued expenses consist of the following:

December 31	2001	2000
Payrolls, related taxes and medical and other benefits	$ 16,401	$ 14,698
Workmen's compensation and disabilities	3,295	4,790
Vacation	4,145	4,550
Contract research revenues received in advance	582	497
Environmental, plant shutdowns and divestitures	3,739	391
Derivative financial instruments:		
Aluminum futures contracts for hedging forward sales contracts (see Note 6)	2,042	-
Interest rate swaps (see Note 9)	2,173	-
Other	15,260	11,667
Total	$ 47,637	$ 36,593

9 DEBT AND CREDIT AGREEMENTS

On October 20, 1999, we borrowed $250,000 under a term loan agreement dated October 13, 1999. A portion of the term loan proceeds ($230,000) was used to repay all of the outstanding borrowings at that time under our revolving credit facility. The balance ($20,000) was invested in cash equivalents. The revolving credit facility permits borrowings of up to $275,000 (no amounts borrowed at December 31, 2001 and 2000) and matures on July 9, 2002 and we expect to have a new facility in place by April 30, 2002. Tredegar also has a note payable with a remaining balance of $10,000. Total debt due and outstanding at December 31, 2001, is summarized below:

Debt Due and Outstanding at 12/31/01				
Year Due	Note Payable	Term Loan	Other	Total Debt Due
2002	$ 5,000	$ -	$ 2,915	$ 7,915
2003	5,000	50,000	743	55,743
2004	-	75,000	348	75,348
2005	-	125,000	163	125,163
2006	-	-	55	55
Remainder	-	-	274	274
Total	$ 10,000	$ 250,000	$ 4,498	$ 264,498

The term loan and revolving credit agreements provide for interest to be charged at a base rate (generally the London Interbank Offered Rate ("LIBOR")) plus a spread that is dependent on our quarterly debt-to-total capitalization ratio. The fully borrowed spread over LIBOR charged at the various debt-to-total capitalization levels are as follows:

Fully-Borrowed Spread Over LIBOR Under Credit Agreements (Basis Points)		
Debt-to-Total Capitalization Ratio	Revolver	Term Loan
> 55% and <= 60%	50.0	100.0
> 50% and <= 55%	50.0	87.5
> 40% and <= 50%	37.5	75.0
> 35% and <= 40%	37.5	62.5
> 30% and <= 35%	30.0	62.5
<= 30%	30.0	50.0

Interest is payable on the note semi-annually at 7.2% per year. At December 31, 2001, the prepayment value of the note was $10,430.

On April 27, 2001, we entered into a two-year interest rate swap agreement, with a notional amount of $50,000, under which we pay to a counterparty a fixed interest rate of 4.85% and the counterparty pays us a variable interest rate based on one-month LIBOR reset each month. This swap has been designated as and is accounted for as a cash flow hedge. It effectively fixes the rate on $50,000 of our $250,000 term loan at 4.85% plus the applicable credit spread (currently 62.5 basis points).

On June 22, 2001, we entered into another two-year interest rate swap agreement, with a notional amount of $25,000, under which we pay to a counterparty a fixed interest rate of 4.64% and the counterparty pays us a variable interest rate based on one-month LIBOR reset each month. This swap has been designated as and is accounted for as a cash flow hedge. It effectively fixes the rate on $25,000 of our $250,000 term loan at 4.64% plus the applicable credit spread (currently 62.5 basis points).

Our loan agreements contain restrictions, among others, on the minimum shareholders' equity required and the maximum debt-to-total capitalization ratio permitted (60%). At December 31, 2001, shareholders' equity was in excess of the minimum required by $257,415 and $275,000 was available to borrow under the 60% debt-to-total capitalization ratio restriction.

10 SHAREHOLDER RIGHTS AGREEMENT

Pursuant to a Rights Agreement dated as of June 30, 1999, between Tredegar and American Stock Transfer and Trust Company as Rights Agent, one Right is attendant to each share of our common stock. Each Right entitles the registered holder to purchase from Tredegar one one-hundredth of a share of Participating Cumulative Preferred Stock, Series A (the "Preferred Stock"), at an exercise price of $150 per share (the "Purchase Price"). The Rights will become exercisable, if not earlier redeemed, only if a person or group acquires 10% or more of the outstanding shares of our common stock or announces a tender offer which would result in ownership by a person or group of 10% or more of our common stock. Any action by a person or group whose beneficial ownership is reported on Amendment No. 4 to the Schedule 13D filed with respect to Tredegar on May 20, 1997, cannot cause the Rights to become exercisable.

Each holder of a Right, upon the occurrence of certain events, will become entitled to receive, upon exercise and payment of the Purchase Price, Preferred Stock (or in certain circumstances, cash, property or other securities of Tredegar or a potential acquirer) having a value equal to twice the amount of the Purchase Price.

The Rights will expire on June 30, 2009.

11 STOCK OPTION PLANS

We have two stock option plans under which stock options may be granted to purchase a specified number of shares of common stock at a price no lower than the fair market value on the date of grant and for a term not to exceed 10 years. One of those option plans is a directors' stock plan. In addition, we have two other stock option plans under which there are options that remain outstanding, but no future grants can be made. Employee options ordinarily vest one to two years from the date of grant. The outstanding options granted to directors vest over three years. The option plans also permit the grant of restricted stock. The current option plans do not provide for SARs and no SARs have been granted since 1992. The SARs that remain outstanding were granted in tandem with stock options and the share appreciation that can be realized upon their exercise is limited to the fair market value on the date of grant. As such, it is more likely that related stock options will be exercised rather than SARs when the price of our common stock is in excess of $7.42 per share (our closing price on December 31, 2001 was $19).

Had compensation cost for our stock-based compensation plans been determined in 2001, 2000 and 1999 based on the fair value at the grant dates, our income and diluted earnings per share from continuing operations would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Income from continuing operations:			
As reported	$ 8,356	$ 111,376	$ 52,648
Pro forma	5,971	106,268	49,199
Diluted earnings per share from continuing operations:			
As reported	.21	2.86	1.36
Pro forma	.15	2.73	1.27

The fair value of each option was estimated as of the grant date using the Black-Scholes option-pricing model. The assumptions used in this model for valuing stock options granted during 2001, 2000 and 1999 are provided below:

	2001	2000	1999
Dividend yield	.8%	.8%	.7%
Volatility percentage	45.0%	40.0%	40.0%
Weighted average risk-free interest rate	4.2%	6.7%	4.8%
Holding period (years):			
Officers	n/a	7.0	7.0
Management	5.0	5.0	5.0
Other employees	n/a	3.0	3.0
Weighted average market price at date of grant			
Officers and management	$ 19.96	$ 19.92	$ 23.36
Other employees	n/a	19.75	23.53
Weighted average exercise price for options granted where exercise price exceeds market price			
Officers	n/a	21.24	37.89
Management	n/a	20.70	34.90

Stock options granted during 2001, 2000 and 1999, and their estimated fair value at the date of grant, are provided below:

	2001	2000	1999
Stock options granted (number of shares):			
Where exercise price equals market price:			
Officers	n/a	98,200	n/a
Management	26,000	272,310	33,200
Other employees	n/a	105,500	92,400
Where exercise price exceeds market price:			
Officers	n/a	98,200	416,000
Management	n/a	80,100	444,700
Total	26,000	654,310	986,300
Estimated weighted average fair value of options per share at date of grant:			
Where exercise price equals market price:			
Officers	n/a	$ 9.89	n/a
Management	8.42	8.55	$ 10.25
Other employees	n/a	6.47	7.33
Where exercise price exceeds market price:			
Officers	n/a	9.11	7.79
Management	n/a	7.50	6.58
Total estimated fair value of stock options granted	$ 219	$ 5,477	$ 7,186

A summary of our stock options outstanding at December 31, 2001, 2000 and 1999, and changes during those years, is presented below:

	Number of Shares		Exercise Price Per Share				
	Options	SARs	Range			Wgted. Ave.	Aggre-gate
Outstanding at 12/31/98	3,032,772	595,485	2.70	to	29.94	7.75	23,505
Granted in 1999	986,300	-	23.31	to	46.63	34.75	34,274
Lapsed in 1999	(33,960)	-	3.37	to	46.63	28.06	(953)
Options exercised in 1999	(1,000,389)	(430,650)	2.70	to	18.37	4.43	(4,427)
Outstanding at 12/31/99	2,984,723	164,835	$ 2.70	to	$ 46.63	$17.56	$ 52,399
Granted in 2000	654,310	-	17.88	to	25.44	20.70	13,544
Lapsed in 2000	(208,300)	-	19.75	to	46.63	32.97	(6,868)
Options exercised in 2000	(479,243)	(47,000)	2.70	to	21.00	7.72	(3,700)
Outstanding at 12/31/00	2,951,490	117,835	$ 2.70	to	$ 46.63	$18.76	$ 55,375
Granted in 2001	26,000	-	18.35	to	21.00	19.96	519
Lapsed in 2001	(52,960)	-	19.75	to	25.65	21.61	(1,144)
Options exercised in 2001	(47,510)	(13,735)	2.70	to	18.37	5.42	(258)
Outstanding at 12/31/01	2,877,020	104,100	$ 2.70	to	$ 46.63	$18.94	$ 54,492

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2001:

Range of Exercise Prices			Options Outstanding at December 31, 2001			Options Exercisable at December 31, 2001	
				Weighted Average			
			Shares	Remaining Contract-ual Life (Years)	Exercise Price	Shares	Weighted Average Exercise Price
$ 2.70	to	$ 3.73	110,100	.20	$ 2.79	110,100	$ 2.79
3.37	to	5.34	407,500	2.15	4.13	407,500	4.13
3.87	to	4.17	231,825	3.15	4.16	231,825	4.16
7.38	to	9.67	242,070	4.13	8.53	242,070	8.53
16.55	to	19.75	715,450	5.21	18.34	322,400	16.66
20.44	to	25.65	489,500	4.82	23.05	287,200	23.40
28.61	to	34.97	384,575	4.58	31.54	384,575	31.54
40.80	to	46.63	296,000	4.01	43.72	296,000	43.72
$ 2.70	to	$ 46.63	2,877,020	4.05	$ 18.94	2,281,670	$ 18.49

Stock options exercisable totaled 1,465,705 shares at December 31, 2000 and 1,941,348 shares at December 31, 1999. Stock options available for grant totaled 1,192,475 shares at December 31, 2001, 1,193,375 shares at December 31, 2000 and 1,800,825 shares at December 31, 1999.

12 RETIREMENT PLANS AND OTHER POSTRETIREMENT BENEFITS

We have noncontributory and contributory defined benefit (pension) plans covering most employees. The plans for salaried and hourly employees currently in effect are based on a formula using the participant's years of service and compensation or using the participant's years of service and a dollar amount. Pension plan assets consist principally of domestic and international common stocks and domestic and international government and corporate obligations. In addition to providing pension benefits, we provide postretirement life insurance and health care benefits for certain groups of employees. Tredegar and retirees share in the cost of postretirement health care benefits, with employees retiring after July 1, 1993, receiving a fixed subsidy to cover a portion of their health care premiums.

Assumptions used for financial reporting purposes to compute net benefit income or cost and benefit obligations, and the components of net periodic benefit income or cost, are as follows:

	Pension Benefits			Other Post-Retirement Benefits		
	2001	2000	1999	2001	2000	1999
Weighted-average assumptions:						
Discount rate, end of year	7.25%	7.50%	7.50%	7.25%	7.50%	7.50%
Rate of compensation increases, end of year	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Expected long-term return on plan assets, during the year	9.00%	9.00%	9.00%	n/a	n/a	n/a
Rate of increase in per-capita cost of covered health care benefits:						
Indemnity plans, end of year	n/a	n/a	n/a	8.00%	8.00%	8.00%
Managed care plans, end of year	n/a	n/a	n/a	6.60%	6.60%	6.60%
Components of net periodic benefit income (cost):						
Service cost	$ (4,147)	$ (4,152)	$ (4,462)	$ (105)	$ (149)	$ (169)
Interest cost	(11,065)	(10,521)	(9,868)	(601)	(567)	(544)
Employee contributions	225	263	225	-	-	-
Other	(96)	(90)	(118)	-	93	-
Expected return on plan assets	23,141	19,832	17,513	-	-	-
Amortization of:						
Net transition asset	20	221	898	-	-	-
Prior service costs and gains or losses	3,421	1,643	(642)	28	75	71
Net periodic benefit income (cost)	$ 11,499	$ 7,196	$ 3,546	$ (678)	$ (548)	$ (642)

The following tables reconcile the changes in benefit obligations and plan assets in 2001 and 2000, and reconcile the funded status to prepaid or accrued cost at December 31, 2001 and 2000:

	Pension Benefits		Other Post-Retirement Benefits	
	2001	2000	2001	2000
Change in benefit obligation:				
Benefit obligation, beginning of year	$ 149,917	$ 142,593	$ 8,119	$ 7,769
Service cost	3,922	3,889	105	149
Interest cost	11,065	10,521	601	567
Plan amendments	3,437	129	-	(93)
Effect of discount rate change	4,495	-	221	-
Employee contributions	225	263	-	-
Other	(461)	204	(321)	342
Benefits paid	(8,358)	(7,682)	(356)	(615)
Benefit obligation, end of year	$ 164,242	$ 149,917	$ 8,369	$ 8,119
Change in plan assets:				
Plan assets at fair value, beginning of year	$ 266,307	$ 274,176	$ -	$ -
Actual return on plan assets	(21,315)	(988)	-	-
Employee contributions	225	263	-	-
Employer contributions	771	628	355	614
Other	(96)	(90)	-	-
Benefits paid	(8,358)	(7,682)	(355)	(614)
Plan assets at fair value, end of year	$ 237,534	$ 266,307	$ -	$ -
Reconciliation of prepaid (accrued) cost:				
Funded status of the plans	$ 73,292	$ 116,390	$ (8,369)	$ (8,119)
Unrecognized net transition (asset) obligation	(36)	(58)	-	-
Unrecognized prior service cost	4,995	2,317	-	-
Unrecognized net (gain) loss	(21,414)	(73,896)	(954)	(899)
Prepaid (accrued) cost, end of year	$ 56,837	$ 44,753	$ (9,323)	$ (9,018)

Net benefit income or cost is determined using assumptions at the beginning of each year. Funded status is determined using assumptions at the end of each year.

The rates for the per-capita cost of covered health care benefits were assumed to decrease gradually to 6% for the indemnity plan and 5% for the managed care plan in 2002, and remain at that level thereafter. At December 31, 2001, the effect of a 1% change in the health care cost trend rate assumptions would be immaterial.

Prepaid pension cost of $56,837 at December 31, 2001 and $44,753 at December 31, 2000, is included in "Other assets and deferred charges" in the consolidated balance sheets. Accrued postretirement benefit cost of $9,323 at December 31, 2001 and $9,018 at December 31, 2000, is included in "Other noncurrent liabilities" in the consolidated balance sheets.

We also have a non-qualified supplemental pension plan covering certain employees. The plan is designed to restore all or a part of the pension benefits that would have been payable to designated participants from our principal pension plans if it were not for limitations imposed by income tax regulations. The projected benefit obligation relating to this unfunded plan was $2,159 at December 31, 2001 and $1,172 at December 31, 2000. Pension expense recognized was $326 in 2001, $448 in 2000 and $478 in 1999. This information has been included in the preceding pension benefit tables.

13 SAVINGS PLAN

We have a savings plan that allows eligible employees to voluntarily contribute a percentage (generally 10%) of their compensation. Under the provisions of the plan, we match a portion (generally 50%) of the employee's contribution to the plan with shares of our common stock. We also have a non-qualified plan that restores matching benefits for employees suspended from the savings plan due to certain limitations imposed by income tax regulations. Charges recognized for these plans were $2,918 in 2001, $2,738 in 2000 and $2,514 in 1999. Our liability under the restoration plan was $1,383 at December 31, 2001 (consisting of 72,818 phantom shares of common stock) and $1,276 at December 31, 2000 (consisting of 73,177 phantom shares of our common stock) valued at the closing market price on those dates.

The Tredegar Corporation Benefits Plan Trust (the "Trust") purchased 7,200 shares of our common stock in 1998 for $192 and 46,671 shares of our common stock in 1997 for $1,020, as a partial hedge against the phantom shares held in the restoration plan. There were no shares purchased in 2001, 2000 or 1999. The cost of the shares held by the Trust is shown as a reduction to shareholders' equity in the consolidated balance sheets.

14 RENTAL EXPENSE AND CONTRACTUAL COMMITMENTS

Rental expense was $4,414 in 2001, $4,457 in 2000 and $4,408 in 1999. Rental commitments under all non-cancelable operating leases as of December 31, 2001, are as follows:

Year	Amount
2002	$ 3,367
2003	3,150
2004	2,727
2005	2,380
2006	1,901
Remainder	7,042
Total	$ 20,567

Contractual obligations for plant construction and purchases of real property and equipment amounted to $9,726 at December 31, 2001 and $10,665 at December 31, 2000.

15 INCOME TAXES

Income from continuing operations before income taxes and income taxes are as follows:

	2001	2000	1999
Income from continuing operations before income taxes:			
Domestic	$ 1,386	$ 159,558	$ 68,865
Foreign	8,460	14,989	12,677
Total	$ 9,846	$ 174,547	$ 81,542
Current income taxes:			
Federal	$ 3,524	$ 58,944	$ 19,612
State	2,168	3,694	1,694
Foreign	4,704	5,206	6,132
Total	10,396	67,844	27,438
Deferred income taxes:			
Federal	(8,617)	(6,900)	944
State	(283)	(310)	497
Foreign	(6)	2,537	15
Total	(8,906)	(4,673)	1,456
Total income taxes	$ 1,490	$ 63,171	$ 28,894

The significant differences between the U.S. federal statutory rate and the effective income tax rate for continuing operations are as follows:

	Percent of Income Before Income Taxes		
	2001	2000	1999
Income tax expense at federal statutory rate	35.0	35.0	35.0
State taxes, net of federal income tax benefit	12.4	1.3	1.8
Unremitted earnings from foreign operations	4.0	1.1	(.3)
Goodwill amortization	1.3	.1	.1
Research and development tax credit	(6.5)	(.4)	(.7)
Foreign Sales Corporation	(11.2)	(.6)	(1.1)
Reversal of income tax contingency accruals	(19.3)	-	-
Other items, net	(.6)	(.3)	.6
Effective income tax rate	15.1	36.2	35.4

Deferred tax liabilities and deferred tax assets at December 31, 2001 and 2000, are as follows:

December 31		2001		2000
Deferred tax liabilities:				
Depreciation	$	24,793	$	24,421
Pensions		20,520		16,694
Unrealized gain on available-for-sale securities		4,677		16,499
Other		3,373		3,816
Total deferred tax liabilities		53,363		61,430
Deferred tax assets:				
Employee benefits		7,939		7,664
Write-downs of venture capital investments		17,932		8,594
Inventory		1,165		1,375
Tax benefit on NOL carryforwards of certain foreign subsidiaries		915		396
Foreign currency translation adjustment		3,234		3,086
Allowance for doubtful accounts and sales returns		2,180		1,851
Asset write-offs, divestitures and environmental accruals		11,197		9,137
Loss on derivative financial instruments		1,507		-
Other		4,331		2,465
Total deferred tax assets		50,400		34,568
Net deferred tax liability	$	2,963	$	26,862
Included in the balance sheet:				
Noncurrent deferred tax liabilities in excess of assets	$	18,985	$	40,650
Current deferred tax assets in excess of liabilities		16,022		13,788
Net deferred tax liability	$	2,963	$	26,862

16 UNUSUAL ITEMS

In 2001, unusual items (net) totaling $15,964 ($8,313 after taxes) included:

- A fourth-quarter charge of $2,877 ($1,841 after taxes) for the September 2002 planned shutdown of the films manufacturing facility in Carbondale, Pennsylvania, including an impairment loss for equipment of $1,824, excess working capital of $452, dismantling of equipment of $200 and other items of $401;
- A fourth-quarter charge of $1,368 ($875 after taxes) for impairment of our films business in Argentina;
- A fourth-quarter charge of $951 ($609 after taxes) for additional costs incurred for the shutdown of the aluminum extrusions plant in El Campo, Texas, including additional employee related costs and expenses related to the transfer of business;
- A fourth-quarter charge of $386 ($247 after taxes) for severance costs for approximately 45 people associated with the planned shutdown of the films manufacturing facility in Tacoma, Washington;
- A third-quarter charge of $6,848 ($4,383 after taxes) for the shutdown of the aluminum extrusions plant in El Campo, Texas, including an impairment loss for building and equipment of $4,486, severance costs of $710 for approximately 125 people, excess working

capital of $888 and other items of $764;

- A third-quarter charge of $3,000 ($1,920 after taxes) for the April 2002 planned shutdown of the films manufacturing facility in Tacoma, Washington, including an impairment loss for equipment of $1,235, dismantling of equipment and restoration of the leased space of $700, excess working capital of $650 and other items of $415;
- A second-quarter gain of $971 ($621 after taxes) for interest received on tax overpayments upon favorable conclusion of IRS examinations through 1997 (included in "Corporate expenses, net" in the operating profit by segment table in Note 2);
- A first-quarter charge of $1,600 ($1,024 after taxes) for severance costs related to further rationalization in the plastic films business and a fourth-quarter reversal of $95 related to this accrual due to revised estimates; and
- A second-quarter income tax benefit of $1,904 related to the reversal of income tax contingency accruals upon favorable conclusion of IRS examinations through 1997 (included in "Income taxes" in the Consolidated Statements of Income).

In 2000, unusual items (net) totaling $23,220 ($14,861 after taxes) included:

- A fourth-quarter charge of $1,628 ($1,042 after taxes) related to restructuring at our aluminum plant in El Campo, Texas, including an impairment loss for equipment of $1,492 and severance of $136;
- A fourth-quarter gain of $237 ($152 after taxes) related to the second-quarter sale of the assets of Fiberlux, Inc.;
- A third-quarter charge of $17,870 ($11,437 after taxes) for the write-off of excess production capacity at our plastic film plants in Lake Zurich, Illinois, and Terre Haute, Indiana, including an impairment loss for equipment of $7,920 and write-off of the related goodwill of $9,950;
- A third-quarter reversal of $1,000 ($640 after taxes) related to the first quarter charge for the shutdown of the Manchester, Iowa, production facility due to revised estimates;
- A second-quarter gain of $525 ($336 after taxes) for the sale of the assets of Fiberlux, Inc.;
- A first-quarter charge of $5,293 ($3,388 after taxes) for the shutdown of our plastic films manufacturing facility in Manchester, Iowa, including an impairment loss for building and equipment of $4,143, severance costs of $700, and excess inventory and other items of $450; and
- A first-quarter charge of $191 ($122 after taxes) for costs associated with the evaluation of financing and structural options for Tredegar Investments.

As noted above, we recorded impairment losses on long-lived assets due to excess production capacity and operating inefficiencies. The losses recognized represent the differences between the carrying value of the assets and related goodwill and the estimated fair values of the assets.

In 1999, unusual items (net) totaling $4,065 ($2,602 after taxes) included:

- A fourth-quarter charge of $149 ($95 after taxes) for costs associated with the evaluation of financing and structural options for Tredegar Investments;
- A third-quarter gain of $712 ($456 after taxes) on the sale of corporate real estate (included in "Corporate expenses, net" in the operating profit table on page 14);
- A second-quarter charge of $3,458 ($2,213 after taxes) related to the write-off of in-process R&D expenses associated with the Therics acquisition (see pages 3-4 for more information); and

- A second-quarter charge of $1,170 ($749 after taxes) for the write-off of excess packaging film capacity.

17 CONTINGENCIES

We are involved in various stages of investigation and cleanup relating to environmental matters at certain plant locations. Where we have determined the nature and scope of any required environmental cleanup activity, estimates of cleanup costs have been obtained and accrued. As we continue efforts to assure compliance with environmental laws and regulations, additional contingencies may be identified. If additional contingencies are identified, our practice is to determine the nature and scope of those contingencies, obtain and accrue estimates of the cost of remediation, and perform remediation. We do not believe that additional costs that could arise from those activities will have a material adverse effect on our financial position. However, those costs could have a material adverse effect on quarterly or annual operating results at that time.

We are involved in various other legal actions arising in the normal course of business. After taking into consideration legal counsels' evaluation of these actions, we believe that we have sufficiently accrued for possible losses and that the actions will not have a material adverse effect on our financial position. However, the resolution of the actions in a future period could have a material adverse effect on quarterly or annual operating results at that time.

18 DISCONTINUED OPERATIONS

On August 16, 1994, The Elk Horn Coal Corporation ("Elk Horn"), our former 97% owned coal subsidiary, was acquired by Pen Holdings, Inc. At the time of the sale, we recorded an income tax contingency accrual. In the second quarter of 2001, we recognized an after-tax gain of $1,396 related to the reversal of this income tax contingency accrual upon favorable conclusion of IRS examinations through 1997. This gain was reported in discontinued operations in the accompanying income statement, consistent with the treatment of Elk Horn when sold.

SELECTED QUARTERLY FINANCIAL DATA

Tredegar Corporation and Subsidiaries
(In thousands, except per-share amounts)
(Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2001					
Net sales	$ 191,802	$ 197,444	$ 198,412	$ 179,910	$ 767,568
Gross profit	34,947	36,462	37,939	37,441	146,789
Income (loss) from continuing operations	1,901	12,113	(1,114)	(4,544)	8,356
Income from discontinued operations	-	1,396	-	-	1,396
Net income (loss)	1,901	13,509	(1,114)	(4,544)	9,752
Earnings (loss) per share:					
Basic:					
Continuing operations	.05	.32	(.03)	(.12)	.22
Discontinued operations	-	.04	-	-	.04
Net income (loss)	.05	.36	(.03)	(.12)	.26
Diluted:					
Continuing operations	.05	.31	(.03)	(.12)	.21
Discontinued operations	-	.04	-	-	.04
Net income (loss)	.05	.35	(.03)	(.12)	.25
Shares used to compute earnings (loss) per share:					
Basic	38,069	38,055	38,059	38,079	38,061
Diluted	38,809	38,838	38,059	38,079	38,824
2000					
Net sales	$ 232,228	$ 223,503	$ 215,627	$ 197,896	$ 869,254
Gross profit	45,834	44,895	38,457	33,251	162,437
Net income	18,463	26,368	47,038	19,507	111,376
Earnings per share:					
Basic	.49	.70	1.24	.51	2.94
Diluted	.47	.68	1.21	.50	2.86
Shares used to compute earnings per share:					
Basic	37,718	37,911	37,944	37,962	37,885
Diluted	38,970	39,067	38,847	38,781	38,908

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREDEGAR CORPORATION
(Registrant)

Dated: February 14, 2002

By /s/ N. A. Scher
Norman A. Scher
President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 14, 2002.

Signature	Title
/s/ John D. Gottwald (John D. Gottwald)	Chairman of the Board of Directors
/s/ N. A. Scher (Norman A. Scher)	President and Director (Principal Executive Officer)
/s/ D. Andrew Edwards (D. Andrew Edwards)	Vice President, Finance and Treasurer (Principal Financial Officer)
/s/ Michelle O. Mosier (Michelle O. Mosier)	Corporate Controller (Principal Accounting Officer)
/s/ Austin Brockenbrough, III (Austin Brockenbrough, III)	Director
/s/ Phyllis Cothran (Phyllis Cothran)	Director
/s/ R. W. Goodrum (R. W. Goodrum)	Director

/s/ Floyd D. Gottwald, Jr. (Floyd D. Gottwald, Jr.)	Director
/s/ William M. Gottwald (William M. Gottwald)	Director
/s/ Richard L. Morrill (Richard L. Morrill)	Director
/s/ Thomas G. Slater, Jr. (Thomas G. Slater, Jr.)	Director

EXHIBIT INDEX

3.1	Amended and Restated Articles of Incorporation of Tredegar (filed as Exhibit 3.1 to Tredegar's Quarterly Report on Form 10-Q for the quarter ended June 30, 1989, and incorporated herein by reference)
3.2	Amended By-laws of Tredegar (filed as Exhibit 3 to Tredegar's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, and incorporated herein by reference)
3.3	Articles of Amendment (filed as Exhibit 3.3 to Tredegar's Annual Report on Form 10-K for the year ended December 31, 1999, and incorporated herein by reference)
4.1	Form of Common Stock Certificate (filed as Exhibit 4.3 to Tredegar's Annual Report on Form 10-K for the year ended December 31, 1989, and incorporated herein by reference)
4.2	Rights Agreement, dated as of June 30, 1999, by and between Tredegar and American Stock Transfer & Trust Company, as Rights Agent (filed as Exhibit 99.1 to the Registration Statement on Form 8-A, filed June 16, 1999, as amended, and incorporated herein by reference)
4.3	Loan Agreement dated June 16, 1993 between Tredegar and Metropolitan Life Insurance Company (filed as Exhibit 4 to Tredegar's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993, and incorporated herein by reference)
4.3.1	Consent and Agreement dated September 26, 1995, between Tredegar Industries, Inc. and Metropolitan Life Insurance Company (filed as Exhibit 4.2 to Tredegar's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, and incorporated herein by reference)
4.3.2	First Amendment to Loan Agreement dated as of October 31, 1997 between Tredegar and Metropolitan Life Insurance Company (filed as Exhibit 4.3.2 to Tredegar's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference)
4.4	Revolving Credit Facility Agreement dated as of July 9, 1997 among Tredegar Industries, Inc., the banks named therein, The Chase Manhattan Bank as Administrative Agent, NationsBank, N.A. as Documentation Agent and Long-Term Credit Bank of Japan, Limited as Co-Agent (filed as Exhibit 4.1 to Tredegar's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, and incorporated herein by reference)
4.4.1	First Amendment to Revolving Credit Facility Agreement dated as of October 31, 1997 among Tredegar Industries, Inc., the banks named therein, The Chase Manhattan Bank as Administrative Agent, NationsBank, N.A. as Documentation Agent and Long-Term Credit Bank of Japan, Limited as Co-Agent (filed as Exhibit 4.4.1 to Tredegar's Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated herein by reference)
4.5	Credit Agreement, dated October 13, 1999, among Tredegar, the banks named therein, Bank of America, N.A. as Administrative Agent, the Bank of New York and Crestar Bank as Co-Document Agents (filed as Exhibit 4 to Tredegar's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, and incorporated herein by reference)
10.1	Reorganization and Distribution Agreement dated as of June 1, 1989, between Tredegar and Ethyl (filed as Exhibit 10.1 to Tredegar's Annual Report on Form 10-K for the year ended December 31, 1989, and incorporated herein by reference)
*10.2	Employee Benefits Agreement dated as of June 1, 1989, between Tredegar and Ethyl (filed as Exhibit 10.2 to Tredegar's Annual Report on Form 10-K for the year ended December 31, 1989, and incorporated herein by reference)
10.3	Tax Sharing Agreement dated as of June 1, 1989, between Tredegar and Ethyl (filed as Exhibit 10.3 to Tredegar's Annual Report on Form 10-K for the year ended December 31, 1989, and incorporated herein by reference)

10.4	Indemnification Agreement dated as of June 1, 1989, between Tredegar and Ethyl (filed as Exhibit 10.5 to Tredegar's Annual Report on Form 10-K for the year ended December 31, 1989, and incorporated herein by reference)
*10.5	Tredegar 1989 Incentive Stock Option Plan (included as Exhibit A to the Prospectus contained in the Form S-8 Registration Statement No. 33-31047, and incorporated herein by reference)
*10.5.1	Amendment to the Tredegar 1989 Incentive Stock Option Plan (filed as Exhibit 10.5.1 to Tredegar's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference)
*10.6	Tredegar Bonus Plan (filed as Exhibit 10.7 to Tredegar's Annual Report on Form 10-K for the year ended December 31, 1989, and incorporated herein by reference)
*10.7	Tredegar 1992 Omnibus Stock Incentive Plan (filed as Exhibit 10.12 to Tredegar's Annual Report on Form 10-K for the year ended December 31, 1991, and incorporated herein by reference)
*10.7.1	Amendment to the Tredegar 1992 Omnibus Incentive Plan (filed as Exhibit 10.7.1 to Tredegar's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference)
*10.8	Tredegar Industries, Inc. Retirement Benefit Restoration Plan (filed as Exhibit 10.13 to Tredegar's Annual Report on Form 10-K for the year ended December 31, 1993, and incorporated herein by reference)
*10.8.1	Amendment to the Tredegar Retirement Benefit Restoration Plan (filed as Exhibit 10.8.1 to Tredegar's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference)
*10.9	Tredegar Industries, Inc. Savings Plan Benefit Restoration Plan (filed as Exhibit 10.14 to Tredegar's Annual Report on Form 10-K for the year ended December 31, 1993, and incorporated herein by reference)
*10.10	Tredegar Industries, Inc. Amended and Restated Incentive Plan (included as Exhibit 99.2 to the Form S-8 Registration Statement No. 333-88177, and incorporated herein by reference)
*10.11	Consulting Agreement made as of April 1, 2000 between Tredegar and Richard W. Goodrum (filed as Exhibit 10 to Tredegar's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, and incorporated herein by reference)
*10.12	Tredegar Industries, Inc. Directors' Stock Plan (filed as Exhibit 10.12 to Tredegar's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference)
21	Subsidiaries of Tredegar
23.1	Consent of Independent Accountants

* The marked items are management contracts or compensatory plans, contracts or arrangements required to be filed as exhibits to this Form 10-K.



TREDEGAR LOCATIONS

CORPORATE HEADQUARTERS
Richmond, Virginia

FILM PRODUCTS
Division Headquarters
Richmond, Virginia

Sales Offices
Cincinnati, Ohio
Buenos Aires, Argentina

Technical Centers
Lake Zurich, Illinois
Terre Haute, Indiana
Chieti, Italy

Manufacturing Plants
Carbondale, Pennsylvania (closing in 2002)
LaGrange, Georgia
Lake Zurich, Illinois
New Bern, North Carolina
Pottsville, Pennsylvania
Tacoma, Washington (closing in 2002)
Terre Haute, Indiana
Guangzhou, China
Kerkrade, The Netherlands
Rétság, Hungary
Roccamontepiano, Italy
San Juan, Argentina
São Paulo, Brazil
Shanghai, China

ALUMINUM EXTRUSIONS
Division Headquarters
Newnan, Georgia

Manufacturing Plants
Carthage, Tennessee
Kentland, Indiana
Newnan, Georgia
Aurora, Ontario
Pickering, Ontario
Richmond Hill, Ontario
Ste-Thérèse, Québec

TREDEGAR BIOTECH
Therics
Princeton, New Jersey

Molecumetics
Bellevue, Washington

TREDEGAR INVESTMENTS
Richmond, Virginia

Tredegar®
CORPORATION

1100 Boulders Parkway
Richmond, Virginia 23225
www.tredegar.com

